Exhibit 99.1

Exhibit 99.1 Itaú Corpbanca Announces First Quarter 2022 Management Discussion & Analysis Report SANTIAGO, Chile, April. 29, 2022 (GLOBE NEWSWIRE) -- ITAÚ CORPBANCA (NYSE: ITCB; SSE: ITAUCORP) announced today its Management Discussion & Analysis Report (“MD&A Report”) for the first quarter ended March 31, 2022. For the full MD&A Report, please refer to the following link: https://ir.itau.cl/files/doc_financials/2022/q1/Itau-Corpbanca-1Q22-MD-A.pdf On Tuesday, May 3, 2022, at 11:00 A.M. Santiago time (11:00 A.M. ET), the Company’s management team will host a conference call to discuss the financial results. The call will be hosted by Gabriel Moura, Itaú Corpbanca’s Chief Executive Officer, Rodrigo Couto, Itaú Corpbanca’s Chief Financial Officer and Claudia Labbé, Itaú Corpbanca’s Head of Investor Relations. Conference Call Details: Online registration: https://conferencingportals.com/event/LcAnNmZD Phone registration: +1 (800) 770-2030 or +1 (647) 362-9199 Upon registering, each participant will be provided with call details and a registrant ID used to track attendance on the conference call (Access Code: 61362#). Reminders will also be sent to registered participants via email. Please provide this registration information to those participants that you would like to attend your conference call. Telephone and Virtual Q&A session: Telephone Q&A session will be available as well as written Q&A through a box on the console, where attendees can type in their questions. We will read and answer selected questions verbally. Slides and Audio Webcast: There will also be a live, and then archived, webcast of the conference call, available through the Company’s website. Participants in the live webcast should register on the website approximately 10 minutes prior to the start of the webcast. The webcast can be found at: https://event.on24.com/wcc/r/3740720/D18F4C3040238CD67502F19544955010 Webcast will be available on-demand via the same address as the live event afterwards. Investor Relations – Itaú Corpbanca +56 (2) 2660-1701 / IR@itau.cl / ir.itau.cl

Itau.cl Itaú Chile Itauchile itauchile Management Discussion & Analysis and Complete Balance sheet & income statements 1Q22

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3 5 19 21 23 43 33 49 52 Additional Information Complete Balance sheet & income statements 60 Report of Independent Auditors Table of Contents Management Discussion & Analysis Income Statement and Balance Sheet Analysis Managerial results - Breakdown by country Managerial results - Breakdown for Chile Managerial results - Breakdown for Colombia Balance Sheet Risk and Capital Management Access here 7 Executive Summary

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Management Discussion & Analysis

6 This report is based on Itaú Corpbanca reviewed financial statements for 1Q22, 4Q21 and 1Q21 prepared in accordance with the Compendium of Accounting Standards issued by the Chilean Commission for the Financial Market (Comisión para el Mercado Financiero, or “ CMF ”) pursuant to Chilean Generally Accepted Accounting Principles (Chilean GAAP), which conform with the International Financial Reporting Standards issued by the International Accounting Standards Board (IASB) to the extent that there are not specific instructions or regulations to the contrary issued by the CMF. Solely for the convenience of the reader, U.S. dollar amounts (US$) in this report have been translated from Chilean nominal peso (Ch$) at our own exchange rate as of March 31, 2022 of Ch$785.60 per U.S. dollar. Industry data contained herein has been obtained from the information provided either by the CMF or the Colombian Superintendency of Finance (Superintendencia Financiera de Colombia, or “ SF ”). Certain figures included in this Quarterly Report for the three months ended March 31, 2022 and 2021, for the three months ended December 31, 2021 and as of March 31, 2022 and 2021 have been rounded for ease of presentation. Percentage figures included in this Quarterly Report have in all cases not been calculated on the basis of such rounded figures but on t he basis of such amounts prior to rounding. For this reason, percentage amounts in this Quarterly Report may vary slightly from those obtained by performing the same calculations using the figures in our consolidated financial statements and our managerial information. Certain other amounts that appear in this Quarterly Report may similarly not sum due to rounding. As used in this MD&A Report, the term “ billion ” means one thousand million (1,000,000,000) and the term “ trillion ” means one million million (1,000,000,000,000).

Executive Summary 01 Management Discussion & Analysis and Complete Balance sheet & income statements

Management Discussion & Analysis | Executive Summary

Competitive Environment

Itaú Corpbanca operates in the financial market registering its headquarters in Chile, complemented by its operations in Colombia and Panama, a branch in New York and a representative office in Lima, Peru. It seeks to offer its clients a complete set of financial solutions that include credit products, investment, insurance, among other financial services, complemented by a multichannel service model covering the provision of physical and digital branches, as well as mobile channels (APP and web).

Financial Industry

Loan growth



Commercial
55.2%
Consumer
12.3%
Mortgage
32.5%

Loans

Ch$ 206.8 trillion

▲ 1.0% (1Q22/4Q21)

▲ 9.8% (1Q22/1Q21)

In March 2022, the financial system in Chile reached total loans of Ch$ 206.8 (excluding operations in Colombia and BCI Florida), presenting a growth of 0.6% compared to February and 9.8% compared to the same month of the previous year. The loan portfolio is mainly composed of commercial (55.2%) and mortgage loans (32.5%), while the consumer portfolio that represents 12.3% of the total loans of the industry, has shown a positive trend due to the higher levels of consumer spending maintained since the end of 2021.

In this scenario, **Itaú Corpbanca Chile** achieved a market share of 9.7% in the total loan portfolio, not reflecting significant variations as compared to December's 2021 data the same month of the previous year; however, reviewing the composition of the portfolio, the level of commercial loans reaches a market share of 10.9% in March 2022 (equivalent to 10.6% if the CAE portfolio is excluded), mortgage loans total a share of 8.5% which represents a gain of 45 basis points in 12 months and consumer reaches a 7.8% market share gaining 34 basis points of share compared to the same month of 2021.

Macroeconomic scenario

Chile: In 1Q22, the slowdown impacting the global and domestic economy has become evident and has been largely determined by end of the beneficial effects of economic reopening and liquidity injections.

While the end of fiscal support and the reopening of schools contributed to higher labor force participation and rising unemployment, the rate of employment stands 3,5% below pre-pandemic levels. On the other hand, the weakening of mining exports, amid an increase in energy-related imports, led to a reduction in the trade surplus; whereas high copper prices, high interest rates, lower internal uncertainty (although remaining at high levels) and increased geopolitical tensions, driven by the development of the constitutional convention, have contributed to a stronger Chilean peso (ending 1Q22 at Ch$ 786 per dollar, from Ch$ 851 at the end of 2021).

The Chilean Central Bank raised interest rates by 150 bps in March 2022, which was a smaller increase than expected by the market. However, despite this interest rate hike, the inflation level in March came as a surprise to the market, rising to 9.4% year-on-year, the highest since the end of 2008, based on which we maintain the expectation of inflation at 7.7% for the year and a monetary policy rate of 8% at year end.

Colombia: With the benefits of the economic reopening fading, inflation rising and interest rates increasing, activity during 1Q22 is expected to slow its path. We still expect a gain of 0.8% from 4Q21 to 1Q22. The nationwide unemployment rate was 12.9% in February (latest information available) while urban unemployment came in at 12.7%.

Core inflation continued to accelerate. Headline inflation in March rose to 8.53% year-on-year (5.6% in December), driven by food and energy prices, but core pressures continue to build. Core inflation rose to 4.76% year-on-year (2.84% in December), as indexation and consumption dynamics consolidate price pressures. Despite rising inflationary pressures, the board of the Colombian Central Bank is unwilling to accelerate the pace of monetary policy tightening. In a divided decision, the board raised the policy rate by 100 bps at both of their meetings during 1Q22, rising the policy rate to 5.0% (3% in December).

We expect the Colombian economy to grow 4,5% this year over the 10,6% observed for last year. The effect of the carryover growth from last year is expected to exceed 5%, with anticipated slowdown expected to be driven by a tighter macroeconomic policy mix, but partly offset by favorable terms of trade.

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Management Discussion & Analysis | Executive Summary

Itaú

Itaú Corpbanca **Financial Information**

The financial information included in this **Management Discussion & Analysis Report** ("MD&A Report") is based on our managerial model that we adjust for non-recurring events and for additional reclassifications of P&L lines in order to provide a better understanding of our performance. Please refer to pages 9, 10 and 11 of this report for further details on our managerial model.

Financial **Highlights**

Below we present the **consolidated managerial and operating information** of Itaú Corpbanca for the three months ended March 31, 2022 and 2021, and for the three months ended December 31, 2021.

	In Ch$ million (except where indicated), end of period	1Q22	4Q21	1Q21	3M22	3M21
Results	Recurring Net Income	110,845	82,365	95,128	110,845	95,128
	Operating Revenues [1]	317,011	337,140	316,310	317,011	316,310
	Managerial Financial Margin	271,323	296,030	276,761	271,323	276,761
Performance	Recurring Return on Tangible Avg. assets (RoTAA) [2,3]	1.2%	0.9%	1.1%	1.2%	1.1%
	Recurring Return on Tangible Avg. equity (RoTAE)	16.9%	13.9%	21.5%	16.9%	21.5%
	Recurring Return on Avg. assets (RoAA) [2]	1.2%	0.9%	1.1%	1.2%	1.1%
	Recurring Return on Avg. equity (RoAE) [2,5]	13.8%	11.3%	16.4%	13.8%	16.4%
	Risk Index (Loan loss allowances / Total loans)	3.1%	3.2%	4.0%	3.1%	4.0%
	Non-performing Loans Ratio 90 days overdue (NPL) - Total	1.9%	1.9%	2.3%	1.9%	2.3%
	Non-performing Loans Ratio 90 days overdue (NPL) - Chile	1.6%	1.6%	2.0%	1.6%	2.0%
	Non-performing Loans Ratio 90 days overdue (NPL) - Colombia	3.2%	3.2%	3.5%	3.2%	3.5%
	Coverage Ratio (Loan Losses/NPL 90 days overdue) - Total	171.7%	171.7%	142.1%	171.7%	142.1%
	Efficiency Ratio (Non-interest expenses / Operating revenues)	49.0%	51.9%	49.8%	49.0%	49.8%
	Risk-Adjusted Efficiency Ratio (RAER) [6]	62.6%	77.2%	62.1%	62.6%	62.1%
Balance Sheet	Total Assets	37,618,601	37,784,282	33,614,855		
	Gross Total Credit Portfolio	24,839,147	24,754,132	22,716,573		
	Total Deposits	17,499,666	17,673,538	16,655,391		
	Loan Portfolio / Total Deposits	141.9%	140.1%	136.4%		
	Shareholders Equity	3,136,852	3,277,800	2,320,111		
	Tangible Equity [4]	2,543,947	2,737,931	1,768,349		
Other	Headcount [7]	7,816	7,816	8,316		
	Chile	5,177	5,125	5,249		
	Colombia	2,639	2,691	3,067		
	Branches [8]	272	292	300		
	Chile	186	188	191		
	Colombia	86	104	109		
	ATM – Automated Teller Machines	477	523	531		
	Chile	370	402	406		
	Colombia	107	121	125		

Notes: (1) Operating Revenues = Managerial Financial Margin + Commissions and fees. **(2)** Annualized figures when appropriate. **(3)** Total tangible assets = Total assets excluding goodwill and intangibles from business combination. **(4)** Tangible equity = Shareholders equity - goodwill - intangibles from business combination - related deferred tax liabilities; for further details see page 47 of this report. **(5)** Equity = Shareholders equity. **(6)** Starting 3Q19 we are adding the cost of credit to the non-interest expenses for the calculation of the risk-adjusted efficiency ratio, instead of deducting it from the operating revenues. Previous quarters have been recalculated for comparison purposes. **(7)** Headcount for Chile includes employees of our New York branch and since 1Q18 also from our RepOffice in Lima; and headcount for Colombia includes employees of Itaú (Panamá). **(8)** Branches for Chile include one branch in New York and branches for Colombia include one office in Panama.

ItaúCorpbanca

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Management Discussion & Analysis | Executive Summary
Itaú

	In Ch$ million (except where indicated), end of period	1Q22	4Q21	1Q21	3M22	3M21
Highlights	Total Outstanding shares (Thousands)	973,517.87	973,517.87	512,406.76	973,517.87	512,406.76
	Book Value per share (Ch$)	3.222	3.367	4.528	3.222	4.528
	Diluted Recurring Earnings per share (Ch$)	0.114	0.085	0.186	0.114	0.186
	Accounting Diluted Earnings per share (Ch$)	0.109	0.068	0.176	0.109	0.176
	Diluted Recurring Earnings per ADR (US$)	0.217	0.150	0.387	0.217	0.387
	Accounting Diluted Earnings per ADR (US$)	0.208	0.121	0.367	0.208	0.367
	Dividend (Ch$ million)	277,806	n.a.	n.a.	277,806	n.a.
	Dividend per share (Ch$)	0.0856	n.a.	n.a.	0.0856	n.a.
	Market capitalization (Ch$ billion)	1,703.66	1,604.36	1,414.24	1,703.66	1,414.24
	Market capitalization (US$ billion)	2.2	1.9	2.0	2.2	2.0
	Solvency Ratio - BIS Ratio [9]	15.50%	16.22%	13.24%	15.50%	13.24%
	Shareholders' equity / Total assets	8.34%	8.68%	6.90%	8.34%	6.90%
	Shareholders' equity / Total liabilities	9.10%	9.52%	7.43%	9.10%	7.43%
Indicators	Ch$ exchange rate for US$1.0	785.60	844.08	720.19	785.60	720.19
	COP exchange rate for Ch$1.0	0.2094	0.2103	0.1962	0.2094	0.1962
	Monetary Policy Interest Rate - Chile [10]	7.0%	4.0%	0.5%	7.0%	0.5%
	Monetary Policy Interest Rate - Colombia [10]	4.0%	3.0%	1.8%	4.0%	1.8%
	Quarterly UF variation - Chile [11]	2.4%	3.0%	1.1%	2.4%	1.1%
	Quarterly CPI variation - Chile	1.3%	2.8%	1.3%	1.3%	1.3%
	Quarterly CPI variation - Colombia	4.4%	1.3%	1.6%	4.4%	1.6%

Notes: (9) BIS Ratio= Regulatory capital / RWA, according to CMF current definitions for 1Q22 and 4Q21, and to prior CMF BIS I definitions for 1Q21. **(10)** End of each period. **(11)** UF (Unidad de Fomento) is an official unit of account in Chile that is constantly adjusted for inflation and widely used in Chile for pricing several loans and contracts.

The monitoring and management of Itaú Corpbanca's performance is carried out through the monitoring of critical financial indicators such as its level of Efficiency, delinquency rates, RoTE and return on capital, among others, which are analyzed in detail in this quarterly disclosure document.

Regarding the measurement of "non-financial" indicators, Itaú Corpbanca continuously monitors key variables within the framework of its vision as a leading bank in sustainable performance and customer satisfaction, highlighting the measurements of NPS (Net Promoter Score, adopted since 2019), staff turnover rates, gender composition, climate measurements, shared value and social impact, among others; indicators that are presented and analyzed on a recurring basis in the annual disclosures of the Bank's Annual Report (see details in Annual Report 2021 available in https://s2.q4cdn.com/476556808/files/doc_financials/2021/ar/ITCB_Memoria-Integrada-Anual-2021.pdf)

ItaúCorpbanca
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Management Discussion & Analysis Executive Summary

Itaú

Net Income and Recurring Net Income

Our recurring net income attributable to shareholders totaled Ch$110,845 million in the first quarter of 2022, compared to an accounting net income of Ch$ 106,146 million for the same period, as non-recurring items are being subtracted. Figures are presented in the following table:

Non-Recurring Events

In Ch$ million		1Q22	4Q21	1Q21	3M22	3M21
Net Income Attributable to Shareholders (Accounting)		**106,146**	**66,290**	**90,222**	**106,146**	**90,222**
Non-Recurring Events		**4,699**	**16,075**	**4,906**	**4,699**	**4,906**
(a)	Transaction Costs	705	241	0	705	0
(b)	Goodwill impairment and amortization/impairment of intangible generated through business combinations	5,424	5,424	5,424	5,424	5,424
(c)	Provisions, impairment and accelerated depreciation	-	454	1,296	-	1,296
(d)	Provisions for restructuring	-	17,138	-	-	-
(e)	Other Costs	308	(491)	-	308	-
	Tax Effects	(1,738)	(6,689)	(1,814)	(1,738)	(1,814)
Recurring Net Income Attributable to Shareholders (Managerial)		110,845	82,365	95,128	110,845	95,128

Events that we have considered non-recurring correspond to:

(a) Transaction Costs: Costs related to the closing of the merger between Banco Itaú Chile and Corpbanca, such as investment banks, legal advisors, auditors and other related expenses.

(b) Goodwill impairment and amortization/impairment of intangible generated through business combinations: Amortization of intangibles arising from business combination, such as customer relationships.

(c) Provisions, impairment and accelerated depreciation: Considers (i) provisions for physical structure restructuring; (ii) impairment of intangible technology assets related to the systems consolidation process; and (iii) impairment and accelerated depreciation of fixed assets related to footprint revision and migration to a Remote First working model.

(d) Provisions for restructuring: Costs related to the optimization of the physical infrastructure in Chile and to the operational and digital transformation in Colombia.

(e) Other Costs: Mainly due to provisions related to the systems consolidation process generated in the Itaú - Corpbanca integration and costs related to capital increase made by the Bank.

ItaúCorpbanca

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Management Discussion & Analysis | Executive Summary

Itaú

Managerial Income Statement

Our managerial financial model reflects how management measures and analyzes financial performance by disaggregating commercial performance, financial risk management, credit risk and costs control.

For our managerial results, we adjust for non-recurring events that affect accounting net income (as detailed on the previous page) and apply managerial criteria to disclose our income statements. Regarding the latter, our managerial criteria affects the breakdown of our income statement but does not impact our net income. Among the managerial adjustments, we highlight the tax effects of the hedge of our investments abroad –originally accounted for as income tax expense on our Net Income and subsequently reclassified as financial margin, the reclassification of foreign exchange hedge positions of US dollars denominated provisions, the reclassification of country-risk provisions, the provisions for assets received in lieu of payment, provisions and write-off of assets received in lieu of payment, and the reclassification of provisions for our credit card loyalty program.

These reclassifications enable us to carry out a business analysis from management's perspective. Beginning with the first quarter of 2019 we have been disclosing our income statement in the same manner as we do internally, incorporating additional P&L reclassifications. One important change to highlight would be the Managerial Financial Margin disclosure as it is shown in the table on page 14 (Accounting and Managerial Statements Reconciliation) of this report together with our previous P&L reclassifications.

For tax purposes, the Chilean Internal Revenue Service *(Servicio de Impuestos Internos* or "SII") considers that our investment in Colombia is denominated in U.S. dollars, which based on the exchange rates of each of disbursements (not current exchange rates) is US$2,207 million. This amount considers the acquisition of shares of Itaú Corpbanca Colombia from Helm LLC and Kresge Stock Holding Company announced to the market in December 3, 2019 for approximately US$334 million.

As we have to translate the valuation of this investment from U.S. dollar to Chilean peso in our books each month, the volatility of the exchange rate generates an impact in the net income attributable to shareholders. In order to limit that effect, management has decided to hedge this exposure with derivatives to be analyzed along with income tax expenses. In addition to the New York Branch, in the first quarter of 2020, management decided to consider other investments in its hedge strategy with derivatives, also to be analyzed along with income tax expenses (total exposure US$182 million).

With regards to the hedging of investments abroad, our strategy for foreign exchange risk management is aimed at mitigating the effects of foreign exchange variations through financial instruments and includes the impact of all tax effects.

As the consolidated financial statements for Itaú Corpbanca uses the Chilean peso as its functional currency, foreign currencies are translated into Chilean peso.

In the first quarter of 2022, the Chilean peso appreciated 0.4% against the Colombian peso, compared to a depreciation of 6.7% in the same quarter of 2021. In addition, the Chilean peso appreciated 6.9% against the U.S. dollar in the first quarter of 2022. Approximately 32% of our loan portfolio is denominated in, or indexed to, foreign currencies. We present below the foreign exchange variation of the Chilean peso against the U.S. dollar and the Colombian peso:

Main foreign exchange variations of the Chilean peso

U.S. dollar Ch$ 785.60	-6.9% (1Q22/4Q21)	+9.1% (1Q22/4Q21)
Colombian peso Ch$ 0.2094	-0.4% (1Q22/1Q21)	+6.7% (1Q22/1Q21)

ItaúCorpbanca

12

13 Management Discussion & Analysis Executive Summary We present below a detailed reconciliation from our accounting income statements to our managerial income statements before adding/deducting non - recurring events as previously described. Even though the example below has been prepared with 1Q22 figures, it can be used to replicate any period : Managerial Income Statement in Ch$ million 1Q22 in Ch$ million 1Q22 1 Interest Income 566,626 Operating Revenues 299,049 1 Interest Expense (320,200) 1 Managerial Financial Margin 237,125 Net Interest Income 246,427 Financial Margin with Clients 272,310 2 Fees and commission income 61,924 Financial Margin with the Market (35,185) 4 Fees and commission expense (20,192) 2 Commissions and Fees 61,924 Net fee and commission income 41,732 3 Cost of Credit (38,755) 1 Total financial transactions, net (19,810) Provision for Loan Losses (53,741) 1 Other operating income 8,745 Recovery of Loans Written Off as Losses 14,986 Total operating income 277,095 Credit Value Adjustment (or “ CVA ”; ratings and colla - terals effects) - 3 Provision for Loan Losses (52,471) 4 Non - interest Expenses (190,900) 3 Recoveries from loans written - off as losses 14,986 Personnel Expenses (73,493) 3 Result of non - current assets (1,270) Administrative Expenses (94,700) Net operating income 238,339 Depreciation, Amortization and Impairment (22,707) 4 Personnel expenses (73,493) Income before Tax and Minority Interests 69,393 4 Administrative expenses (65,899) 5 Income tax expense 36,774 4 Depreciation and amortization (22,709) 6 Minority Interests in Subsidiaries (21) 4 Impairments 2 Net Income attributable to Shareholders 106,146 4 Other operating expenses (8,609) Total operating expenses (170,709) Operating Income 67,631 1 Income from investments in other companies 1,762 Income before taxes 69,393 5 Income tax expense 36,774 Net Income 106,167 6 Minority interests (21) Net Income attributable to Shareholders 106,146

Management Discussion & Analysis | Executive Summary

Accounting and Managerial Income Statements Reconciliation

Accounting and Managerial Income Statements Reconciliation | 1st Quarter of 2022

In Ch$ million	Accounting	Managerial Reclassifications	Tax Effect of Hedge	Non-recurring Events	Managerial
Operating Revenues	**299,049**	**(25,428)**	**42,686**	**705**	**317,011**
Managerial Financial Margin	237,125	(9,192)	42,686	705	271,323
Financial Margin with Clients	258,696	(10,136)	-	-	248,560
Financial Margin with the Market	(21,571)	944	42,686	705	22,763
Commissions and Fees	61,924	(16,236)	-	-	45,688
Cost of Credit	**(38,755)**	**(4,206)**	**-**	**-**	**(42,961)**
Provision for Loan Losses	(53,741)	(4,657)	-	-	(58,398)
Recovery of Loans Written Off as Losses	14,986	706	-	-	15,691
Credit Value Adjustment (or "CVA"; ratings and collaterals effects)	-	(255)	-	-	(255)
Non-interest Expenses	**(190,900)**	**29,817**	**-**	**5,732**	**(155,352)**
Personnel Expenses	(73,493)	512	-	-	(72,981)
Administrative Expenses	(94,700)	23,935	-	308	(70,457)
Depreciation, Amortization and Impairment	(22,707)	5,369	-	5,424	(11,914)
Income before Tax and Minority Interests	**69,393**	**182**	**42,686**	**6,437**	**118,698**
Income Tax Expense	36,774	37	(42,686)	(1,738)	(7,613)
Minority Interests in Subsidiaries	(21)	(220)	-	-	(240)
Recurring Net Income	**106,146**	**-**	**-**	**4,699**	**110,845**

Accounting and Managerial Income Statements Reconciliation | 4th Quarter of 2021

In Ch$ million	Accounting	Managerial Reclassifications	Tax Effect of Hedge	Non-recurring Events	Managerial
Operating Revenues	**390,581**	**(29,183)**	**(23,911)**	**(347)**	**337,140**
Managerial Financial Margin	327,537	(7,832)	(23,911)	236	296,030
Financial Margin with Clients	257,107	(7,864)	-	-	249,243
Financial Margin with the Market	70,430	32	(23,911)	236	46,787
Commissions and Fees	63,044	(21,351)	-	(583)	41,110
Cost of Credit	**(81,979)**	**(3,120)**	**-**	**-**	**(85,099)**
Provision for Loan Losses	(98,775)	(14,518)	-	-	(113,293)
Recovery of Loans Written Off as Losses	16,796	2,219	-	-	19,015
Credit Value Adjustment (or "CVA"; ratings and collaterals effects)	-	9,178	-	-	9,178
Non-interest Expenses	**(231,573)**	**32,197**	**-**	**24,259**	**(175,117)**
Personnel Expenses	(91,025)	2,707	-	8,896	(79,422)
Administrative Expenses	(113,586)	23,361	-	9,700	(80,526)
Depreciation, Amortization and Impairment	(26,962)	6,130	-	5,663	(15,169)
Income before Tax and Minority Interests	**77,029**	**(106)**	**(23,911)**	**23,911**	**76,924**
Income Tax Expense	(11,557)	35	23,911	(7,079)	5,310
Minority Interests in Subsidiaries	818	71	-	(757)	132
Recurring Net Income	**66,290**	**-**	**-**	**16,075**	**82,365**

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Management Discussion & Analysis | Executive Summary

1st quarter of 2022 Income Statement

We present below the managerial income statements with the reclassification and non-recurring adjustments described above:

In Ch$ million	1Q22	4Q21	change		1Q21	change		3M22	3M21	change	
Operating Revenues	**317,011**	**337,140**	**-6.0%**	**(20,129)**	**316,310**	**0.2%**	**700**	**317,011**	**316,310**	**0.2%**	**700**
Managerial Financial Margin	271,323	296,030	-8.3%	(24,707)	276,761	-2.0%	(5,438)	271,323	276,761	-2.0%	(5,438)
Financial Margin with Clients	248,560	249,243	-0.3%	(683)	195,551	27.1%	53,009	248,560	195,551	27.1%	53,009
Financial Margin with the Market	22,763	46,787	-51.3%	(24,024)	81,211	-72.0%	(58,448)	22,763	81,211	-72.0%	(58,448)
Commissions and Fees	45,688	41,110	11.1%	4,578	39,549	15.5%	6,139	45,688	39,549	15.5%	6,139
Cost of Credit	**(42,961)**	**(85,099)**	**-49.5%**	**42,138**	**(38,795)**	**10.7%**	**(4,167)**	**(42,961)**	**(38,795)**	**10.7%**	**(4,167)**
Provision for Loan Losses	(58,398)	(113,293)	-48.5%	54,895	(52,501)	11.2%	(5,897)	(58,398)	(52,501)	11.2%	(5,897)
Recovery of Loans Written Off as Losses	15,691	19,015	-17.5%	(3,324)	15,409	1.8%	283	15,691	15,409	1.8%	283
Credit Value Adjustment (or "CVA"; ratings and collaterals effects)	(255)	9,178	-	(9,433)	(1,703)	-85.0%	1,448	(255)	(1,703)	-85.0%	1,448
Non-interest Expenses	**(155,352)**	**(175,117)**	**-11.3%**	**19,765**	**(157,602)**	**-1.4%**	**2,250**	**(155,352)**	**(157,602)**	**-1.4%**	**2,250**
Personnel Expenses	(72,981)	(79,422)	-8.1%	6,441	(70,602)	3.4%	(2,379)	(72,981)	(70,602)	3.4%	(2,379)
Administrative Expenses	(70,457)	(80,526)	-12.5%	10,069	(75,626)	-6.8%	5,169	(70,457)	(75,626)	-6.8%	5,169
Depreciation. Amortization and Impairment	(11,914)	(15,169)	-21.5%	3,256	(11,374)	4.7%	(539)	(11,914)	(11,374)	4.7%	(539)
Income before Tax and Minority Interests	**118,698**	**76,924**	**54.3%**	**41,774**	**119,913**	**-1.0%**	**(1,216)**	**118,698**	**119,913**	**-1.0%**	**(1,216)**
Income Tax Expense	(7,613)	5,310	-	(12,923)	(23,328)	-67.4%	15,716	(7,613)	(23,328)	-67.4%	15,716
Minority Interests in Subsidiaries	(240)	132	-	(372)	(1,457)	-83.5%	1,217	(240)	(1,457)	-83.5%	1,217
Recurring Net Income	**110,845**	**82,365**	**34.6%**	**28,479**	**95,128**	**16.5%**	**15,717**	**110,845**	**95,128**	**16.5%**	**15,717**

ItaúCorpbanca 15

16 Management Discussion & Analysis Executive Summary Return on Average Tangible Equity 1 Recurring Net Income Results Net income analysis presented below is based on the Managerial Income Statement with the adjustments shown on pages 11 and 12 : Ch$ 110.8 billion for the 1Q22 Highlights in 1Q22 For further details by country see page 40 Highlights of the quarter In the first quarter of 2022, the Recurring Net Income amounted to Ch$110.8 billion, which represents an increase of 34.6% over the previous quarter and a growth of 16.5% compared to the same period of 2021. For its part, the managerial return on average tangible equity was 16.9% as of March 31, 2022. In Chile, the Recurring Net Income totaled Ch$111.9 billion, presenting an increase of 32.5% compared to the fourth quarter of 2021, driven by lower Cost of Credit and impact of higher inflation of the quarter. When compared to the same period of 2021, the Recurring Net Income of this quarter is higher, due to higher results by client margin, associ- ated with the growth of portfolios and the increase in rates. In constant currency, Colombia's Recurring Net Income totaled a loss of Ch$1.1 billion, representing an improvement of 47.5% compared to the previous quarter, driven by decreases in Non - interest Expenses and Cost of Credit. Compared to the first quarter of 2021, the Recurring Net Income shows a decrease of 109.4%, as a result of the lower profits generated at the level of Financial Margin with the Market, given the market volatility observed in 1Q22. 16.9 % The annualized recurring return on average tangible equity reached 16.9% in the first quarter of 2022, 3.0 percentage points above the value recorded in the previous quarter and 4.5 percentage points below than the ratio observed in the first quarter of 2021. Average tangible share- holders equity totaled Ch$2,618.8 billion, presenting a 10.5% increase compared to the last quarter and a 47.8% increase compared to the same quarter of 2021, impacted by the capital increase made by the Bank. Annualized recurring return on average assets ex - goodwill and ex - intangibles from business combinations reached 1.2% in the first quarter of 2022, showing a 30bp increase when compared to the previous quarter and 9 basis points increase when compared to the first quarter of 2021, driven by the materialization of the capital increase made by the Bank. For further details by country see page 47 (1) Tangible Equity: Shareholders equity net of goodwill, intangibles from business combination and related deferred tax liabilities. Ch$ million 95,128 70,773 58,969 82,365 110,845 1Q'21 2Q'21 3Q'21 4Q'21 1Q'22 +34.6% +16.5% 95,128 110,845 3M21 3M22 +16.5% 21.5% 16.0% 13.2% 13.9% 16.9% 21.5% 16.9% 1.1% 0.8% 0.7% 0.9% 1.2% 1.1% 1.2% 10.0% 15.0% 20.0% 25.0% 30.0% 1Q'21 2Q'21 3Q'21 4Q'21 1Q'22 3M21 3M22 -2.0% -1.5% -1.0% -0.5% 0.0% 0.5% 1.0% 1.5% Annualized Recurring Return on Average Equity (quarterly) Annualized Recurring Return on Average Assets (quarterly) - 4.5pp +3.0pp - 4.5pp

17 Financial Margin with Clients Cost of Credit Ch$ 248.6 billion For further details by country see pages 24 and 34 Ch$ 43.0 billion Commissions and Fees Efficiency Ratio and Risk - Adjusted Efficiency Ratio 1 For further details by country see pages 26 and 36 49.0 % Financial Margin with Clients decreased 0.3% compared to the previous quarter, which had been positively impacted by the income from the sale of student loans, which happened in 4Q21. Higher margins on liabilities and on capital were positive effects in the quarter. When compared to the first quarter of 2021, our Financial Margin with Clients increased by 27.1%, due to the growth of the portfolios of assets and liabilities, the higher value of the average TPM in force to date and the incidence of the capital increase made by the Bank. In the first quarter of 2022, our Efficiency Ratio decreased by 2.9 percentage points compared to the previous quarter, mainly due to the 11.3% decrease in Non - interest Expenses. When compared to the first quarter of 2021, the efficiency ratio decreased 0.8 percentage points, mainly due to the 1.4% decrease in Non - interest Expenses. The Risk - Adjusted Efficiency Ratio, which also includes the Cost of Credit, reached 62.6%, a decrease of 14.6 percentage points from the previous quarter and a 0.5 percentage points increase from the first quarter of 2021. Cost of Credit in the first quarter of 2022 decreased 49.5% when compared to the previous quarter, mainly due to the recognition of additional provi- sions for Ch$19.5 billion in 4Q21 and increase in the provisions of the whole- sale portfolio registered in the previous quarter, compared to a good performance of the portfolio delinquency observed in 1Q22. When compared to the first quarter of 2021, Cost of Credit increased by 10.7%, basically in line with portfolio growth . Ch$ 45.7 billion Commissions and Fees increased by 11.1% when compared to the fourth quarter of 2021, explained by higher profits related to an increase in com- missions associated with credit cards and driven by the greater activity registered during end of year festivities and reduction in mobility re- strictions established in the COVID - 19 pandemic. When compared to the first quarter of 2021, Commissions and Fees in- creased by 15.5%, primarily due to higher results in Insurance Brokerage and Current Account Services and Overdraft Fees, mainly in Chile. (1) Starting 3Q19, we are adding the cost of credit to the non - interest expenses for the calculation of the risk - adjusted efficiency ratio, instead of deducting it from the operat- ing revenues. Previous quarters have been recalculated for comparative purposes. For further details by country see pages 31 and 41 Management Discussion & Analysis Executive Summary For further details by country see pages 27 and 37 195,551 201,880 207,861 249,243 248,560 195,551 248,560 2.73 2.76 2.75 3.14 3.20 2.73 3.20 -3.00 -2.00 -1.00 - 1.00 2.00 3.00 4.00 50,000 100,000 150,000 200,000 250,000 300,000 350,000 400,000 1Q'21 2Q'21 3Q'21 4Q'21 1Q'22 3M21 3M22 Financial Margin with Clients Financial margin with clients (annualized average rate) +47.3pb +5.8pb +47.3pb Ch$ million Ch$ million 39,549 41,506 48,066 41,110 45,688 1Q'21 2Q'21 3Q'21 4Q'21 1Q'22 39,549 45,688 3M21 3M22 +11.1% +15.5% +15.5% Ch$ million 38,795 26,031 53,890 85,099 42,961 38,795 42,961 0.7 0.5 0.9 1.4 0.7 0.7 0.7 -1.0 -0.6 -0.2 0.2 0.6 1.0 1.4 1.8 1Q'21 2Q'21 3Q'21 4Q'21 1Q'22 3M21 3M22 20,000 30,000 40,000 50,000 60,000 70,000 80,000 90,000 100,000 110,000 120,000 Cost of credit (Ch$ million) Cost of credit / Loan portfolio - Annualized (%) +2.8pb - 68.5pb +2.8pb - 0.82% - 0.82% - 2.94% 49.8% 58.4% 58.6% 51.9% 49.0% 49.8% 49.0% 62.1% 68.6% 77.9% 77.2% 62.6% 62.1% 62.6% 1Q'21 2Q'21 3Q'21 4Q'21 1Q'22 3M21 3M22 Quarterly Efficiency Ratio Quarterly Risk-Adjusted Efficiency Ratio (RAER)

18 Management Discussion & Analysis Executive Summary 2022 Forecast The historical results, the analysis of the trends observed in critical business variables (levels of portfolio growth, retur ns, risk and expense control, among others), capital requirements; as well as the analysis and continuous review of the general environmen t i n which the Bank's commercial activity is carried out (macroeconomic, social, regulatory, etc.) constitute the basis for the de fin ition of the financial objectives generated in the annual strategic planning process, which are finally translated into the measuremen t o f Forecast that establishes the base framework for the development and focus of the commercial actions of the year. In this way, for the year 2022 the Forecast Bank considers: Although the growth plans and projections of results presented above are based on management assumptions and information avai lab le in the market at the beginning of 2022, these expectations involve inaccuracies and risks that are difficult to anticipate and there ma y be, therefore, results or consequences that differ from those anticipated. This information is not a guarantee of future performance. The use of the se expectations should take into consideration the risks and uncertainties that involve any activities and that are beyond our control. These risks and uncertainties include, but are not limited to, our ability to perceive the dimension of the synergies projected and their timing, political and econ omi c changes, volatility in interest and foreign exchange rates, technological changes, inflation, financial disintermediation, competitive pressures on pro ducts, prices and changes in tax legislation, among others. (1) Net provision for credit & counterparty risks below inflation increasing as interest rates rise high single digit Financial margin with clients average rate Loan growth Cost of credit risk 1 Non - Interest Expenses range from 0.7% to 1.0% Expected

Income Statement and Balance Sheet Analysis 02 Management Discussion & Analysis and Complete Balance sheet & income statements

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Management Discussion & Analysis | Income Statement Analysis

Managerial Results | Breakdown by Country

Highlights

The financial results of Itaú Corpbanca in Chile include some expenses associated with our Colombian operations. To provide a clear view of the contribution of each operation to the consolidated financial results we have reclassified from Chile to Colombia:

- the cost of derivative structures used to hedge the investment and its related tax effects; and
- other results and overhead costs from Colombia in Chile.

For more details on managerial information, please refer to pages 12, 13 and 14 of this report.

In this section, we present and analyze our results from the operations in Chile and in Colombia separately for 1Q22, 4Q21 an d 1Q21:

	1Q22			4Q21			Change		
In Ch$ million	Consolidated	Chile	Colombia[1]	Consolidated	Chile	Colombia[1]	Consolidated	Chile	Colombia[1]
Operating Revenues	**317,011**	**264,941**	**58,489**	**337,140**	**277,488**	**61,976**	**-6.0%**	**-4.5%**	**-5.6%**
Managerial Financial Margin	271,323	226,131	51,610	296,030	243,543	54,810	-8.3%	-7.1%	-5.8%
Financial Margin with Clients	248,560	193,145	55,415	249,243	197,957	51,285	-0.3%	-2.4%	8.1%
Financial Margin with the Market	22,763	32,986	(3,804)	46,787	45,586	3,525	-51.3%	-27.6%	-207.9%
Commissions and Fees	45,688	38,810	6,878	41,110	33,944	7,166	11.1%	14.3%	-4.0%
Cost of Credit	**(42,961)**	**(31,293)**	**(11,669)**	**(85,099)**	**(69,889)**	**(15,210)**	**-49.5%**	**-55.2%**	**-23.3%**
Provision for Loan Losses	(58,398)	(42,092)	(16,306)	(113,293)	(93,812)	(19,481)	-48.5%	-55.1%	-16.3%
Recovery of Loans Written Off as Losses	15,691	11,054	4,637	19,015	14,745	4,271	-17.5%	-25.0%	8.6%
Credit Value Adjustment (or "CVA"; ratings and collaterals effects)	(255)	(255)	-	9,178	9,178	-	-102.8%	-102.8%	-
Non-interest Expenses	**(155,352)**	**(114,971)**	**(40,381)**	**(175,117)**	**(128,460)**	**(46,657)**	**-11.3%**	**-10.5%**	**-13.5%**
Personnel Expenses	(72,981)	(51,608)	(21,373)	(79,422)	(60,879)	(18,543)	-8.1%	-15.2%	15.3%
Administrative Expenses	(70,457)	(54,175)	(16,282)	(80,526)	(56,577)	(23,949)	-12.5%	-4.2%	-32.0%
Depreciation, Amortization and Impairment	(11,914)	(9,189)	(2,725)	(15,169)	(11,004)	(4,165)	-21.5%	-16.5%	-34.6%
Income before Tax and Minority Interests	**118,698**	**118,677**	**6,439**	**76,924**	**79,139**	**108**	**54.3%**	**50.0%**	**5837.6%**
Income Tax Expense	(7,613)	(6,740)	(2,605)	5,310	5,228	(545)	-243.4%	-228.9%	377.8%
Minority Interests in Subsidiaries	(240)	(46)	(194)	132	59	73	-282.4%	-178.2%	-367.6%
Costs of hedge positions	-	-	(4,686)	-	-	(1,696)	-	-	176.2%
Recurring Net Income	**110,845**	**111,890**	**(1,046)**	**82,365**	**84,426**	**(2,061)**	**34.6%**	**32.5%**	**-49.3%**
Recurring Return on Managerial Tangible Equity	16.9%	20.9%	-0.9%	13.9%	17.8%	-1.7%	302 bps	307 bps	86 bps

	1Q22			1Q21			Change		
In Ch$ million	Consolidated	Chile	Colombia[1]	Consolidated	Chile	Colombia[1]	Consolidated	Chile	Colombia[1]
Operating Revenues	**317,011**	**264,941**	**58,489**	**316,310**	**241,266**	**74,981**	**0.2%**	**9.8%**	**-22.0%**
Managerial Financial Margin	271,323	226,131	51,610	276,761	208,179	68,519	-2.0%	8.6%	-24.7%
Financial Margin with Clients	248,560	193,145	55,415	195,551	147,704	47,846	27.1%	30.8%	15.8%
Financial Margin with the Market	22,763	32,986	(3,804)	81,211	60,475	20,672	-72.0%	-45.5%	-118.4%
Commissions and Fees	45,688	38,810	6,878	39,549	33,087	6,462	15.5%	17.3%	6.4%
Cost of Credit	**(42,961)**	**(31,293)**	**(11,669)**	**(38,795)**	**(24,800)**	**(13,995)**	**10.7%**	**26.2%**	**-16.6%**
Provision for Loan Losses	(58,398)	(42,092)	(16,306)	(52,501)	(34,239)	(18,261)	11.2%	22.9%	-10.7%
Recovery of Loans Written Off as Losses	15,691	11,054	4,637	15,409	11,143	4,266	1.8%	-0.8%	8.7%
Credit Value Adjustment (or "CVA"; ratings and collaterals effects)	(255)	(255)	-	(1,703)	(1,703)	-	-85.0%	-85.0%	-
Non-interest Expenses	**(155,352)**	**(114,971)**	**(40,381)**	**(157,602)**	**(115,215)**	**(42,387)**	**-1.4%**	**-0.2%**	**-4.7%**
Personnel Expenses	(72,981)	(51,608)	(21,373)	(70,602)	(48,094)	(22,509)	3.4%	7.3%	-5.0%
Administrative Expenses	(70,457)	(54,175)	(16,282)	(75,626)	(58,282)	(17,344)	-6.8%	-7.0%	-6.1%
Depreciation, Amortization and Impairment	(11,914)	(9,189)	(2,725)	(11,374)	(8,840)	(2,534)	4.7%	3.9%	7.5%
Income before Tax and Minority Interests	**118,698**	**118,677**	**6,439**	**119,913**	**101,251**	**18,599**	**-1.0%**	**17.2%**	**-65.4%**
Income Tax Expense	(7,613)	(6,740)	(2,605)	(23,328)	(17,267)	(6,044)	-67.4%	-61.0%	-56.9%
Minority Interests in Subsidiaries	(240)	(46)	(194)	(1,457)	(11)	(1,446)	-83.5%	313.0%	-86.6%
Costs of hedge positions	-	-	(4,686)	-	-	46	-	-	-10186.9%
Recurring Net Income	**110,845**	**111,890**	**(1,046)**	**95,128**	**83,972**	**11,155**	**16.5%**	**33.2%**	**-109.4%**
Recurring Return on Managerial Tangible Equity	16.9%	20.9%	-0.9%	21.5%	25.4%	9.9%	-455 bps	-452 bps	-1079 bps

(1) In nominal currency

ItaúCorpbanca 21

Management Discussion & Analysis
Income Statement Analysis
Itaú

Accounting and Managerial Net Income Statement Reconciliation

The Accounting and Managerial Net Income Statement Reconciliation for 1Q22, 4Q21 and 1Q21 is presented below:

In Ch$ million	1Q22	4Q21	1Q21	3M22	3M21
Net Income Attributable to Shareholders (Accounting)	**102,469**	**71,911**	**80,469**	**102,469**	**80,469**
(+) Non-recurring events	4,699	10,958	4,906	4,699	4,906
(+) Other results and overhead costs from Colombia in Chile (a)	37	(139)	(1,356)	37	(1,356)
(+) Costs of fiscal and economic hedges of the investment in Colombia (b) (c)	4,686	1,696	(46)	4,686	(46)
Recurring Net Income	**111,890**	**84,426**	**83,972**	**111,890**	**83,972**

In Ch$ million	1Q22	4Q21	1Q21	3M22	3M21
Net Income Attributable to Shareholders (Accounting)	**3,677**	**(5,621)**	**9,753**	**3,677**	**9,753**
(+) Non-recurring events	-	5,118	(0)	-	(0)
(+) Other results and overhead costs from Colombia in Chile (a)	(37)	139	1,356	(37)	1,356
(+) Costs of fiscal and economic hedges of the investment in Colombia (b) (c)	(4,686)	(1,696)	46	(4,686)	46
Recurring Net Income	**(1,046)**	**(2,061)**	**11,155**	**(1,046)**	**11,155**

Managerial reclassifications:

(a) **Other results and overhead costs from Colombia in Chile:** other results and overhead costs incurred by the administration in Chile and managerially assigned to Colombia.

(b) **Cost of Economic Hedge:** carry cost of the derivatives used for the economic hedge of the investment in Colombia, booked in Chile.

(c) **Cost of Fiscal Hedge:** cost of the derivative structure used for the fiscal hedge of the investment in Colombia, currently booked in Chile.

ItaúCorpbanca
22

Management Discussion & Analysis
Income Statement Analysis

Managerial Results | Breakdown for Chile

Net Income analysis for Chile presented below is based on the Managerial Income Statement with the adjustments shown on pages 21 and 22:

In Ch$ million	1Q22	4Q21	change %	change $	1Q21	change %	change $	3M22	3M21	change %	change $
Operating Revenues	**264,941**	**277,488**	**-4.5%**	**(12,547)**	**241,266**	**9.8%**	**23,675**	**264,941**	**241,266**	**9.8%**	**23,675**
Managerial Financial Margin	226,131	243,543	-7.1%	(17,412)	208,179	8.6%	17,953	226,131	208,179	8.6%	17,953
Financial Margin with Clients	193,145	197,957	-2.4%	(4,812)	147,704	30.8%	45,441	193,145	147,704	30.8%	45,441
Financial Margin with the Market	32,986	45,586	-27.6%	(12,600)	60,475	-45.5%	(27,488)	32,986	60,475	-45.5%	(27,488)
Commissions and Fees	38,810	33,944	14.3%	4,865	33,087	17.3%	5,723	38,810	33,087	17.3%	5,723
Cost of Credit	**(31,293)**	**(69,889)**	**-55.2%**	**38,596**	**(24,800)**	**26.2%**	**(6,493)**	**(31,293)**	**(24,800)**	**26.2%**	**(6,493)**
Provision for Loan Losses	(42,092)	(93,812)	-55.1%	51,720	(34,239)	22.9%	(7,853)	(42,092)	(34,239)	22.9%	(7,853)
Recovery of Loans Written Off as Losses	11,054	14,745	-25.0%	(3,690)	11,143	-0.8%	(88)	11,054	11,143	-0.8%	(88)
Credit Value Adjustment (or "CVA"; ratings and collaterals effects)	(255)	9,178	-	(9,433)	(1,703)	-85.0%	1,448	(255)	(1,703)	-85.0%	1,448
Non-interest Expenses	**(114,971)**	**(128,460)**	**-10.5%**	**13,489**	**(115,215)**	**-0.2%**	**244**	**(114,971)**	**(115,215)**	**-0.2%**	**244**
Personnel Expenses	(51,608)	(60,879)	-15.2%	9,272	(48,094)	7.3%	(3,514)	(51,608)	(48,094)	7.3%	(3,514)
Administrative Expenses	(54,175)	(56,577)	-4.2%	2,402	(58,282)	-7.0%	4,107	(54,175)	(58,282)	-7.0%	4,107
Depreciation. Amortization and Impairment	(9,189)	(11,004)	-16.5%	1,815	(8,840)	3.9%	(349)	(9,189)	(8,840)	3.9%	(349)
Income before Tax and Minority Interests	**118,677**	**79,139**	**50.0%**	**39,538**	**101,251**	**17.2%**	**17,426**	**118,677**	**101,251**	**17.2%**	**17,426**
Income Tax Expense	(6,740)	5,228	-	(11,968)	(17,267)	-61.0%	10,527	(6,740)	(17,267)	-61.0%	10,527
Minority Interests in Subsidiaries	(46)	59	-	(106)	(11)	313.0%	(35)	(46)	(11)	313.0%	(35)
Recurring Net Income	**111,890**	**84,426**	**32.5%**	**27,464**	**83,972**	**33.2%**	**27,918**	**111,890**	**83,972**	**33.2%**	**27,918**

ItaúCorpbanca
23

Management Discussion & Analysis
Income Statement Analysis

Managerial Financial Margin

Highlights

- Financial Margin with Clients decreased 2.4% when compared to the previous quarter, mainly due to the income received from the sale of the student loan portfolio last quarter and to the negative impact of a lower number of calendar days in the first quarter of 2022.
- Financial Margin with the Market reached Ch$33.0 billion in the first quarter of 2022, a decrease of 27.6% when compared to the previous quarter, as a result of a decrease in earnings indexed to inflation, given the lower relative rise in the CPI observed in the first quarter of 2022; additionally, in 1Q22 there is a higher cost of financing in term deposits, as a result of the upward trend in rates observed in the period.

Managerial Financial Margin

Financial Margin with Clients
Ch$193.1 billion
▼ **-2.4%** (1Q22/4Q21)
▲ **+30.8%** (1Q22/1Q21)

Financial Margin with the Market
Ch$33.0 billion
▼ **-27.6%** (1Q22/4Q21)
▼ **-45.5%** (1Q22/1Q21)


Ch$ million
208,179
60,475
147,704
160,696
4,524
156,171
181,918
23,783
158,135
243,543
45,586
197,957
226,131
32,986
193,145
1Q21
2Q21
3Q21
4Q21
1Q22
Financial Margin with Clients
Financial Margin with the Market

Financial Margin with Clients

Financial Margin with Clients comprises our spread-sensitive operations, working capital and others. Spread-sensitive operations are: (i) the assets margin, which is the difference between the amount received in loan operations and the cost of money charged by treasury banking and (ii) the liabilities margin, which is the difference between the cost of funding and the amount received from treasury banking. Working capital margin is the interest on working capital at the TPM interest rate (monetary policy rate of Chile).

Change in the Financial Margin with Clients Breakdown


Assets financial margin
Liabilities financial margin
197,957
156
3,641
-8,227
4,725
-2,342
7,456
-1,150
-9,072
193,145
1
2
3
4
4Q21
Portfolio mix
Volume
Spreads
Portfolio mix
Volume
Spreads
Commercial spreads on derivatives and FX transactions with clients
Capital financial margin and others
1Q22

1 **Assets financial margin (-Ch$4,430 million):** mainly due to lower spread of credits as a result of the TPM interest rate raises since the fourth quarter of 2021, partially offset by the effect of the growth of the portfolio.

2 **Liabilities financial margin (+Ch$9,839 million):** mainly due to increase in the profitability of this portfolio, as a result of the higher value of the average TPM observed in this period.

3 **Commercial spreads on derivatives and FX transactions with clients (-Ch$1,150 million):** related to a decreased in derivatives and FX transactions with wholesales clients impacting the Financial Margin with Clients.

4 **Capital financial margin and others (-Ch$9,072 million):** decrease mainly due to the sale of student portfolio in the fourth quarter of 2021 and the effect of fewer calendar days in 1Q22.

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24

25 Management Discussion & Analysis Income Statement Analysis UF - Unidad de Fomento (variation value) UF net exposure (Ch$ trillion) Annualized average rate of financial margin with clients Financial Margin with the Market includes (i) treasury banking, which manages mismatches of assets and liabilities (ALM – Assets and Liability Management), tenors, currencies and interest rates and (ii) treasury trading, which manages proprietary portfol ios and may assume directional positions, in compliance with the limits established by our risk appetite. Financial Margin with the Market decreased 27.6% in 1Q22 compared to 4Q21. This decrease was mainly due to lower gains from asset and liability management due to lower relative growth in inflation - linked income and rise in the cost of funds in the face of the higher monetary policy rate. 1Q22 4Q21 In Ch$ millions, end of period Average Balance Average Rate Financial Margin Average Balance Average Rate Financial Margin Financial Margin with Clients 25,629,892 3.1% 193,145 25,413,756 3.1% 197,957 Cost of Credit (31,293) (69,889) Risk - Adjusted Financial Margin with Clients 25,629,892 2.6% 161,853 25,413,756 2.0% 128,069 Ch$ million Financial Margin with Clients: - 3 bp • Lower earnings from sales in 4Q21 and decrease in spreads , offset by portfolio growth. 2.5% 2.6% 2.6% 3.1% 3.1% 2.1% 2.4% 2.1% 2.0% 2.6% 1Q'21 2Q'21 3Q'21 4Q'21 1Q'22 0.00 0.02 0.04 Financial margin with clients Risk-adjusted financial margin with clients 60,475 4,524 23,783 45,586 32,986 37,162 30,799 32,033 33,592 26,720 - 5,000 10,000 15,000 20,000 25,000 30,000 35,000 40,000 - 10,000 20,000 30,000 40,000 50,000 60,000 70,000 80,000 90,000 1Q'21 2Q'21 3Q'21 4Q'21 1Q'22 Financial Margin with the Market 1-year moving average 1.6 1.5 1.4 2.0 1.7 Mar-21 Jun-21 Sep-21 Dec-21 Mar-22 1.1% 1.1% 1.3% 3.0% 2.4% 1Q'21 2Q'21 3Q'21 4Q'21 1Q'22 Financial Margin with the Market Risk - Adjusted Financial Margin with Clients: + 57 bp Improvement derived from the 55.2% reduction in Cost of Credit.

Management Discussion & Analysis | Income Statement Analysis

Commissions and Fees

Highlights

- In the first quarter of the year, Commissions and Fees amounted to Ch$38.8 billion, an 14.3% increase when compared to the previous quarter, due to higher credit card commissions (classified in the item Financial Advisory and Others), as a result of an increase in use of the product given the end of year festivities and lifting of restrictions established during the COVID-19 pandemic.
- When compared to the first quarter of 2021, Commissions and Fees increased 17.3%, mainly due to higher Insurance Brokerage fees related to an increase in our consumer portfolio and better cross selling, along with higher Current Account Services and Overdraft Fees, driven by the higher transactionality, positively affected by the higher liquidity that prevailed in the economy.

In Ch$ million	1Q22	4Q21	change		1Q21	change		3M22	3M21	change	
Insurance Brokerage	9,753	8,984	770	8.6%	8,255	1,498	18.1%	9,753	8,255	1,498	18.1%
Credit Operations and Guarantees Provided	7,801	7,879	(78)	-1.0%	6,921	880	12.7%	7,801	6,921	880	12.7%
Current Account Services and Overdraft Fees	8,796	8,533	263	3.1%	7,753	1,043	13.4%	8,796	7,753	1,043	13.4%
Asset Management	3,453	3,031	422	13.9%	3,143	310	9.9%	3,453	3,143	310	9.9%
Financial Advisory and Others	9,007	5,517	3,490	63.3%	7,014	1,993	28.4%	9,007	7,014	1,993	28.4%
Total Commissions and Fees	**38,810**	**33,944**	**4,865**	**14.3%**	**33,087**	**5,723**	**17.3%**	**38,810**	**33,087**	**5,723**	**17.3%**

Commissions and Fees Breakdown


1Q22
1%
25%
20%
23%
31%
Insurance Brokerage
Credit Operations and Guarantees Provided
Asset Management
Financial Advisory and Others
Cash Management


4Q21
3%
26%
23%
25%
22%
Insurance Brokerage
Credit Operations and Guarantees Provided
Asset Management
Financial Advisory and Others
Cash Management

ItaúCorpbanca
26

27 Management Discussion & Analysis Income Statement Analysis Cost of Credit Our net provisions for loan losses over loan portfolio de- creased slightly in the first quarter of 2022. When compared to 1Q21, this ratio increased 0.1 percentage points. Allowance for Loan Losses and Loan Portfolio Cost of Credit and Loan Portfolio In the first quarter of 2022, Cost of Credit amounted to Ch$31.3 billion, presenting a 55.2% decrease relative to the previous quarter, which had been impacted by Ch$19.5 billion additional provisions as well as downgrades of specific Wholesale Banking clients. When compared to 1Q21, the Cost of Credit is 26.2% higher. Never- theless, the annualized cost of credit rate of 0.6% of the credit portfolio is still low compared to historical levels and our guidance for 2022 of 0.7 - 1%. In the first quarter of 2022, the total allowance for loan losses, including additional provisions, decreased 1.2% in the quarter, totaling Ch$635.5 billion, whereas our average loan portfolio in- creased 0.4% when compared to the fourth quarter of 2021, reach- ing Ch$19.6 trillion. As a result, the ratio of total allowance for loan losses, including additional provisions, over loan portfolio decreased in the first quarter of 2022, from 3.29% to 3.24% when compared with the previous quarter. In Ch$ million 1Q22 4Q21 change 1Q21 change 3M22 3M21 change Net Provision for Loan Losses (31,038) (79,067) 48,030 - 60.7% (23,097) (7,941) 34.4% (31,038) (23,097) (7,941) 34.4% Provision for Loan Losses (42,092) (93,812) 51,720 - 55.1% (34,239) (7,853) 22.9% (42,092) (34,239) (7,853) 22.9% Recovery of Loans Written Off as Losses 11,054 14,745 (3,690) - 25.0% 11,143 (88) - 0.8% 11,054 11,143 (88) - 0.8% Credit Value Adjustment (or “ CVA ”; ratings and collaterals effects) (255) 9,178 (9,433) - (1,703) 1,448 - 85.0% (255) (1,703) 1,448 - 85.0% Cost of Credit (31,293) (69,889) 38,596 - 55.2% (24,800) (6,493) 26.2% (31,293) (24,800) (6,493) 26.2% (*) Average Loan Portfolio 550,716 555,209 544,910 638,892 655,971 511,402 519,439 537,200 523,109 19,500 64,500 104,600 78,211 78,211 86,211 105,711 112,379 550,716 574,709 609,410 743,492 734,182 589,613 605,650 642,911 635,488 2.98 3.00 3.20 3.99 4.00 3.18 3.22 3.29 3.24 - 0.1 0.1 0.2 0.2 0.3 0.3 0.4 0.4 0.5 0.5 0.6 0.6 0.7 0.7 0.8 0.8 0.9 0.9 1.0 1.0 1.1 1.1 1.2 1.2 1.3 1.3 1.4 1.4 1.5 1.5 1.6 1.6 1.7 1.7 1.8 1.8 1.9 1.9 2.0 2.0 2.1 2.1 2.2 2.2 2.3 2.3 2.4 2.4 2.5 2.5 2.6 2.6 2.7 2.7 2.8 2.8 2.9 2.9 3.0 3.0 3.1 3.1 3.2 3.2 3.3 3.3 3.4 3.4 3.5 3.5 3.6 3.6 3.7 3.7 3.8 3.8 3.9 3.9 4.0 4.0 4.1 4.1 4.2 4.2 4.3 4.3 4.4 - 600,000 1,200,000 1Q'20 2Q'20 3Q'20 4Q'20 1Q'21 2Q'21 3Q'21 4Q'21 1Q'22 Allowances for loan losses (Ch$ million) - Chile Additional provisions (Ch$ million) - Chile Total provisions Allowances for loan losses / Loan portfolio (%) 34,239 19,451 43,922 93,812 42,092 24,800 9,341 29,039 69,889 31,293 0.5 0.2 0.6 1.4 0.6 -2.0 -1.6 -1.2 -0.8 -0.4 0.0 0.4 0.8 1.2 1.6 2.0 2.4 -10,000 10,000 30,000 50,000 70,000 90,000 110,000 130,000 150,000 1Q'21 2Q'21 3Q'21 4Q'21 1Q'22 Provision for loan losses (Ch$ million) Cost of credit (Ch$ million) Cost of credit / Loan portfolio* - Annualized (%)

28 Management Discussion & Analysis Income Statement Analysis Credit Quality Delinquency Ratios Non - Performing Loans NPL Ratio (%) by Segments | over 90 days At the end of 1Q22 the total NPL portfolio showed no change com- pared to the previous period, totaling 1.56%. When compared to 1Q21, the total NPL portfolio decreased from 2.25% to 1.56%, as a result of the decrease by 24.7% in the NPL portfolio. The NPL ratio over 90 days for consumer loans increased from 1.03% to 1.44% in the first quarter of 2022. The NPL ratio for mortgage loans showed a decrease of 1.7 basis points compared to 4Q21, closing at 0.85%. The NPL for commercial loans ratio decreased 4 basis points when compared to the previous quarter, while if excluded student loans from this portfolio, the commercial loans NPL reached 1.58%, decreasing 3.1 basis points when compared to the previous quarter. The portfolio of credits 90 - days overdue increased Ch$1.3 billion or 0.4% in the first quarter of 2022 when compared to the previous quarter, as a result of an increase of 50% in NPL for the consumer portfolio, equivalent to Ch$9.5 billion, partially offset by the de- crease of Ch$9.0 billion in NPL for the commercial portfolio (or decrease of 3.7%). When compared to the same quarter of the previous year, this portfolio presented a decrease of 24.7%, which considers a decrease of 29.5% in the non - performing commercial portfolio, 5.6% reduc- tion in mortgage loans NPL and a lower consumer loans NPL by 3.7%. 2.83% 2.01% 2.11% 2.20% 2.79% 2.99% 2.67% 1.94% 1.90% 2.33% 1.82% 1.71% 1.69% 2.40% 2.63% 2.43% 1.61% 1.58% 1.65% 1.60% 1.26% 1.12% 1.07% 0.99% 0.87% 0.87% 0.85% 2.47% 2.62% 1.22% 1.66% 1.75% 1.62% 1.14% 1.03% 1.44% 2.52% 1.97% 1.82% 1.87% 2.25% 2.33% 2.04% 1.56% 1.56% 1Q'20 2Q'20 3Q'20 4Q'20 1Q'21 2Q'21 3Q'21 4Q'21 1Q'22 Commercial Comm. ex-Students loans Mortgage Consumer Total Coverage Ratio 1 (%) | 90 days NPL Ratio (%) | over 90 days (1) Coverage Ratio includes additional provisions. 115 150 177 218 177 136 156 206 203 Mar-20 Jun-20 Sep-20 Dec-20 Mar-21 Jun-21 Sep-21 Dec-21 Mar-22 Chile As of March 31, 2022, the 90 - day coverage ratio reached 203%, a 3 percentage points decrease from the previous quarter, as the NPL portfolio remained basically stable. When compared with March 31, 2021, the coverage ratio increased by 27 percentage points, due to the decrease in the NPL portfolio in 1Q22 relative to 1Q21. 2.52 1.97 1.82 1.87 2.25 2.33 2.04 1.56 1.56 Mar-20 Jun-20 Sep-20 Dec-20 Mar-21 Jun-21 Sep-21 Dec-21 Mar-22 Chile The NPL ratio of credits 90 - day overdue registered no variation compared to 4Q21, while it presented a reduction of 0.69 percent- age points when compared with 1Q21. 477,240 382,804 344,973 341,037 415,576 432,944 388,703 311,493 312,773 Mar-20 Jun-20 Sep-20 Dec-20 Mar-21 Jun-21 Sep-21 Dec-21 Mar-22 Non-performing Loans over 90 days - Chile Ch$ million

29 Management Discussion & Analysis Income Statement Analysis * Loan portfolio average balance of the two previous quarters. In the first quarter of 2022, loan portfolio write - offs totaled Ch$29.6 billion, a 33.9% decrease when compared to the previous quarter. The ratio of written - off operations to loan portfolio average balance decreased 33 basis points, reaching 0.59%, when compared to the fourth quarter of 2021 and decreased 20 basis points when compared to the same period of the previous year. Loan Portfolio Write - Off 50.6 54.4 49.7 47.7 36.3 45.0 38.1 44.8 29.6 1.09 1.13 1.04 1.02 0.79 0.97 0.81 0.92 0.59 0.00 0.10 0.20 0.30 0.40 0.50 0.60 0.70 0.80 0.90 1.00 1.10 1.20 1.30 1.40 1.50 0 5 10 15 20 25 30 35 40 45 50 55 60 65 70 75 80 85 90 1Q'20 2Q'20 3Q'20 4Q'20 1Q'21 2Q'21 3Q'21 4Q'21 1Q'22 Write-off (Ch$ billion) -Chile Write-off / Loan Portfolio* - Annualized (%) Recovery of Loans Written - off as Losses As of March 31, 2022, income from recoveries of written - off loans to- taled Ch$11.1 billion, 25.0% lower than in the previous quarter, mainly due to higher recoveries from sales of assets received as payment during 4Q21. When compared to the first quarter of 2021, the income from recovery of loans written - off registered a slight decrease of 0.8%. Ch$ million 11,143 9,940 14,105 14,745 11,054 1Q'21 2Q'21 3Q'21 4Q'21 1Q'22 Recovery of Loan Written-off as Losses (Ch$ million) - Chile Ch$ million

30 Personnel expenses Administrative Expenses Administrative Expenses in the first quarter of 2022 amounted to Ch$54.2 billion, a 4.2% decrease when compared to the previous quarter, which had been impacted by higher operating and pro- cessing expenses due to the seasonally high transaction volumes of 4Q21. When compared to the first quarter of 2021, Administrative Expenses decreased 7.0%, mainly due to the efficiency initiatives developed and footprint optimization, in line with the objective of digital trans- formation and business strategy of the Bank. Depreciation amortization and Impairment Depreciation, Amortization and Impairment expenses totaled Ch$9.2 billion in the first quarter of 2022, a 16.5% decrease when compared to the previous quarter. Compared to the same period in 2021, these expenses presented an increase of 3.9%, due to the increase in the base of assets subject to amortization. Non - interest Expenses • Non - interest Expenses amounted to Ch$115.0 billion in the quarter, a 10.5% decrease from the previous quarter, mainly due to a d ecrease in Personnel Expenses. • When compared to the first quarter of 2021, Non - interest Expenses decreased 0.2%, as a result of a decrease in Administrative Ex penses, partially offset by higher Personnel Expenses. Highlights In the first quarter of 2022 the Personal Expenses decreased 15.2% relative to the fourth quarter of 2021, mainly due to higher provisions for bonuses established in the previous quarter. When compared to the same period of 2021, Personnel Expenses increased 7.3% as a result of higher wages mainly due to inflation, partially offset by a 1.4% reduction in headcount. Headcount 5,177 Headcount in Chile and New York at the end of the 1Q22 + 1.0% (1Q22/4Q21) - 1.4% (1Q22/1Q21) The total number of employees including the Itaú Corpbanca New York branch was 5,177 at the end of the first quarter of 2022 compared to 5,125 in the previous quarter and 5,249 at the end of the first quarter of 2021, a decrease of 1.4% in headcount in a twelve - month period. The increase in headcount relative to the last quarter was mainly due to the internalization of key IT roles. Management Discussion & Analysis In Ch$ million 1Q22 4Q21 change 1Q21 change 3M22 3M21 change Personnel Expenses (51,608) (60,879) 9,272 - 15.2% (48,094) (3,514) 7.3% (51,608) (48,094) (3,514) 7.3% Administrative Expenses (54,175) (56,577) 2,402 - 4.2% (58,282) 4,107 - 7.0% (54,175) (58,282) 4,107 - 7.0% Personnel and Administrative Expenses (105,782) (117,456) 11,674 - 9.9% (106,375) 593 - 0.6% (105,782) (106,375) 593 - 0.6% Depreciation, Amortization and Impairment (9,189) (11,004) 1,815 - 16.5% (8,840) (349) 3.9% (9,189) (8,840) (349) 3.9% Total Non - interest Expenses (114,971) (128,460) 13,489 - 10.5% (115,215) 244 - 0.2% (114,971) (115,215) 244 - 0.2% 5,599 5,581 5,331 5,266 5,249 5,187 5,160 5,125 5,177 - 1.1% - 0.3% - 4.5% - 1.2% - 0.3% - 1.2% - 0.5% - 0.7% 1.0% -10.0% -8.0% -6.0% -4.0% -2.0% 0.0% 2.0% 4.0% 4,500 4,700 4,900 5,100 5,300 5,500 5,700 5,900 6,100 6,300 6,500 6,700 6,900 7,100 Mar-20 Jun-20 Sep-20 Dec-20 Mar-21 Jun-21 Sep-21 Dec-21 Mar-22 Chile Δ % QoQ Income Statement Analysis

31 Management Discussion & Analysis Efficiency Ratio We present the efficiency ratio and the risk - adjusted efficiency ratio, which includes the Cost of Credit. 47.8% 56.4% 52.4% 46.3% 43.4% 58.0% 61.2% 65.6% 71.5% 55.2% 1Q'21 2Q'21 3Q'21 4Q'21 1Q'22 Efficiency ratio Risk Adjusted Efficiency ratio Income Statement Analysis Efficiency Ratio In the first quarter of 2022, our Efficiency Ratio reached 43.4%, a de- crease of 2.9 percentage points when compared to the previous quarter. This was mainly related to lower Non - interest Expenses in the quarter. When compared to the first quarter of 2021, the Efficiency Ratio de- creased 4.4 percentage points, primarily due to higher Operating Revenues. Risk - Adjusted Efficiency Ratio 1 The Risk - Adjusted Efficiency Ratio, which also includes the Cost of Credit, reached 55.2% in the first quarter of 2022, a decrease of 16.3 percentage points when compared to the previous quarter, mainly as a result of lower Cost of Credit and Non - interest Expenses, par- tially offset by lower Operating Revenues. When compared to the first quarter of 2021, the Risk - Adjusted Effi- ciency Ratio decreased by 2.8 percentage points, primarily due to a higher Operating Revenues. Non - interest Expenses (Personnel + Administrative + Depreciation & Amortization + Impairment) + Cost of Credit Managerial Financial Margin + Commission and Fees = Risk - Adjusted Efficiency Distribution Network 1 Starting 3Q19, we are adding the cost of credit to the non - interest expenses for the calculation of the risk - adjusted efficiency ratio, instead of deducting it from the operating revenues. Previous quarters have been recalculated for comparative purposes. Points of Service in Chile Our distribution network provides integrated financial services and products to our customers through diverse channels, inclu din g ATMs, branch offices (physical and digital), mobile banking, internet banking and telephone banking. Branches | Chile and New York 192 188 185 185 187 185 182 182 180 2 2 2 4 4 4 4 6 6 0.0% - 2.1% - 1.6% 1.1% 1.1% - 1.0% - 1.6% 1.1% - 1.1% -20% -15% -10% -5% 0% 5% - 50 100 150 200 250 300 350 400 Mar-20 Jun-20 Sep-20 Dec-20 Mar-21 Jun-21 Sep-21 Dec-21 Mar-22 Physical Digital Δ % Branches Chile QoQ As of March 31, 2022, we had 186 branches, a 1.1% decrease com- pared to the previous quarter, explained by the closure of 2 physi- cal branches. In addition, we had 5 branch or 2.6% less compared to as of March 31, 2021. Automated Teller Machines (ATMs) | Chile By the end of the first quarter of 2022, the number of ATMs to- taled 370 in Chile, 32 less as compared to at the end of December 2021 and a 8.9% decrease as compared to the same period last year. Additionally, our customers have access to over 7,000 ATMs in Chile through our agreement with Redbanc. 403 398 396 398 397 393 397 398 366 10 10 10 10 9 9 4 4 4 - 2.6% - 1.2% - 0.5% 0.5% - 0.5% - 1.0% - 0.2% 0.2% - 8.0% -20% -15% -10% -5% 0% 5% - 50 100 150 200 250 300 350 400 450 500 550 600 650 700 750 800 850 Mar-20 Jun-20 Sep-20 Dec-20 Mar-21 Jun-21 Sep-21 Dec-21 Mar-22 Itaú Banco Condell Δ % ATMs Chile QoQ

Management Discussion & Analysis | Income Statement Analysis

Credit Portfolio

Highlights

- The consolidated credit portfolio in Chile reached Ch$20.1 trillion at the end of the first quarter of 2022, an increase of 0.6% from the previous quarter and an increase of 8.9% from the first quarter of 2021.

Credit Portfolio by Products

In the following table, the loan portfolio is split into two groups: wholesale lending and retail lending. For a better under standing of the performance of these portfolios, the main product groups of each segment are presented below:

In Ch$ million, end of period	1Q22	4Q21	change	1Q21	change
Wholesale lending - Chile	**12,402,119**	**12,609,485**	**-1.6%**	**11,976,134**	**3.6%**
Commercial loans	10,436,051	10,654,419	-2.0%	10,451,819	-0.2%
Foreign trade loans	1,182,677	1,170,092	1.1%	868,404	36.2%
Leasing and factoring	783,391	784,974	-0.2%	655,911	19.4%
Retail lending - Chile	**7,706,567**	**7,370,895**	**4.6%**	**6,491,998**	**18.7%**
Residential Mortgage loans	**5,713,222**	**5,512,449**	**3.6%**	**4,795,445**	**19.1%**
Consumer loans	**1,993,346**	**1,858,446**	**7.3%**	**1,696,553**	**17.5%**
Consumer installment loans	1,403,472	1,318,493	6.4%	1,220,803	15.0%
Current account overdrafts	115,657	107,933	7.2%	117,453	-1.5%
Credit card debtors	473,682	431,535	9.8%	357,959	32.3%
Other loans and receivables	535	485	10.3%	338	58.3%
TOTAL LOANS[1]	**20,108,686**	**19,980,380**	**0.6%**	**18,468,132**	**8.9%**

(1) Total loans does not include balance owed by banks.

The total loan portfolio grew, in nominal terms, by 0.6% between 4Q21 and the first quarter of 2022, presenting an expansion of 8.9% in the last twelve months. Excluding the effects of exchange rate and inflation that impact the composition of the loan portfolio, the aforementioned growth translates into 0.7% and 3.4%, respectively.

The Wholesale portfolio decreased 1.6% in this quarter relative to 4Q21, while growing 3,6% when compared to 1Q21. Adjusting for foreign exchange variations, the Wholesale portfolio decreased 0.6% in this quarter relative to 4Q21.

The Retail portfolio grew 4.6% in this quarter relative to 4Q21, an 18.7% when compared to 1Q21. In both comparisons, the performance of the Consumer loans portfolio stands out, maintaining the growth trend commenced in the second half of 2021, an improvement that is evident in the twelve-month comparison. Additionally, the volume of Residential Mortgage loans grew 3.6% compared to the balance as of December 31, 2021, which translates into a 1.2% increase when excluding the effects of UF variation on this portfolio.

ItaúCorpbanca 32

Management Discussion & Analysis | Income Statement Analysis

Managerial Results | Breakdown for Colombia

Net Income analysis for Colombia presented below is based on the Managerial Income Statement with the adjustments shown on pages 21 and 22:

In Ch$ million	1Q22 Nominal Currency	1Q22 Exchange Rate Effect[1]	1Q22 Constant Currency	4Q21 Nominal Currency	4Q21 Exchange Rate Effect[1]	4Q21 Constant Currency	% Change in Constant Currency	1Q21 Nominal Currency	1Q21 Exchange Rate Effect[1]	1Q21 Constant Currency	% Change in Constant Currency
Operating Revenues	**58,489**	**1,085**	**59,574**	**61,976**	**(514)**	**61,462**	**-3.1%**	**74,981**	**3,389**	**78,370**	**-24.0%**
Managerial Financial Margin	51,610	958	52,569	54,810	(448)	54,363	-3.3%	68,519	3,110	71,628	-26.6%
Financial Margin with Clients	55,415	1,023	56,438	51,285	(432)	50,854	11.0%	47,846	2,150	49,997	12.9%
Financial Margin with the Market	(3,804)	(64)	(3,869)	3,525	(16)	3,509	-210.3%	20,672	959	21,632	-117.9%
Commissions and Fees	6,878	127	7,005	7,166	(66)	7,099	-1.3%	6,462	279	6,741	3.9%
Cost of Credit	**(11,669)**	**(248)**	**(11,917)**	**(15,210)**	**189**	**(15,022)**	**-20.7%**	**(13,995)**	**(685)**	**(14,680)**	**-18.8%**
Provision for Loan Losses	(16,306)	(339)	(16,645)	(19,481)	214	(19,267)	-13.6%	(18,261)	(880)	(19,141)	-13.0%
Recovery of Loans Written Off as Losses	4,637	91	4,728	4,271	(25)	4,245	11.4%	4,266	195	4,461	6.0%
Non-interest Expenses	**(40,381)**	**(743)**	**(41,124)**	**(46,657)**	**363**	**(46,295)**	**-11.2%**	**(42,387)**	**(1,750)**	**(44,137)**	**-6.8%**
Personnel Expenses	(21,373)	(367)	(21,740)	(18,543)	125	(18,418)	18.0%	(22,509)	(855)	(23,364)	-6.9%
Administrative Expenses	(16,282)	(322)	(16,605)	(23,949)	186	(23,764)	-30.1%	(17,344)	(782)	(18,126)	-8.4%
Depreciation, Amortization and Impairment	(2,725)	(54)	(2,779)	(4,165)	52	(4,113)	-32.4%	(2,534)	(113)	(2,647)	5.0%
Income before Tax and Minority Interests	**6,439**	**94**	**6,533**	**108**	**37**	**146**	**4386.6%**	**18,599**	**954**	**19,552**	**-66.6%**
Income Tax Expense	(2,605)	(45)	(2,650)	(545)	(20)	(565)	369.0%	(6,044)	(309)	(6,353)	-58.3%
Minority Interests in Subsidiaries	(194)	(3)	(197)	73	(2)	71	-379.5%	(1,446)	(79)	(1,525)	-87.0%
Costs of hedge positions	(4,686)	(99)	(4,785)	(1,696)	(49)	(1,746)	174.1%	46	(15)	31	-15388.1%
Recurring Net Income	**(1,046)**	**(54)**	**(1,100)**	**(2,061)**	**(34)**	**(2,094)**	**-47.5%**	**11,155**	**551**	**11,706**	**-109.4%**

In Ch$ million	3M22 Nominal Currency	3M22 Exchange Rate Effect[1]	3M22 Constant Currency	3M21 Nominal Currency	3M21 Exchange Rate Effect[1]	3M21 Constant Currency	% Change in Constant Currency
Operating Revenues	**58,489**	**1,085**	**59,574**	**74,981**	**3,389**	**78,370**	**-24.0%**
Managerial Financial Margin	51,610	958	52,569	68,519	3,110	71,628	-26.6%
Financial Margin with Clients	55,415	1,023	56,438	47,846	2,150	49,997	12.9%
Financial Margin with the Market	(3,804)	(64)	(3,869)	20,672	959	21,632	-
Commissions and Fees	6,878	127	7,005	6,462	279	6,741	3.9%
Cost of Credit	**(11,669)**	**(248)**	**(11,917)**	**(13,995)**	**(685)**	**(14,680)**	**-18.8%**
Provision for Loan Losses	(16,306)	(339)	(16,645)	(18,261)	(880)	(19,141)	-13.0%
Recovery of Loans Written Off as Losses	4,637	91	4,728	4,266	195	4,461	6.0%
Non-interest Expenses	**(40,381)**	**(743)**	**(41,124)**	**(42,387)**	**(1,750)**	**(44,137)**	**-6.8%**
Personnel Expenses	(21,373)	(367)	(21,740)	(22,509)	(855)	(23,364)	-6.9%
Administrative Expenses	(16,282)	(322)	(16,605)	(17,344)	(782)	(18,126)	-8.4%
Depreciation, Amortization and Impairment	(2,725)	(54)	(2,779)	(2,534)	(113)	(2,647)	5.0%
Income before Tax and Minority Interests	**6,439**	**94**	**6,533**	**18,599**	**954**	**19,552**	**-66.6%**
Income Tax Expense	(2,605)	(45)	(2,650)	(6,044)	(309)	(6,353)	-58.3%
Minority Interests in Subsidiaries	(194)	(3)	(197)	(1,446)	(79)	(1,525)	-87.0%
Costs of hedge positions	(4,686)	(99)	(4,785)	46	(15)	31	-
Recurring Net Income	**(1,046)**	**(54)**	**(1,100)**	**11,155**	**551**	**11,706**	**-**

(1) Refers to the elimination of the impact of foreign exchange rate variation, by converting all figures from each of the periods analyzed at a single foreign exchange rate: Ch$0.2094 per COP as of March 31, 2022.

ItaúCorpbanca 33

Management Discussion & Analysis | Income Statement Analysis

Managerial Financial Margin

Highlights

- In the first quarter of 2022, Financial Margin with Clients increased 11.0% relative to the previous quarter, as a result of higher margins on liabilities and capital associated with the environment of higher interest rates as well as higher deposit volumes.
- Financial Margin with the Market decreased 210.3% when compared to the fourth quarter of 2021, mainly due to higher than expected interest rates and currency volatility.

Managerial Financial Margin

Financial Margin with Clients
Ch$56.4 billion
▲ **+11.0%** (1Q22/4Q21)
▲ **+12.9%** (1Q22/1Q21)

Financial Margin with the Market
Ch$-3.9 billion
▼ **-210.3%** (1Q22/4Q21)
▼ **-117.9%** (1Q22/1Q21)

Ch$ million


71,628
21,632
49,997
58,017
8,441
49,576
52,856
1,932
50,924
54,363
3,509
50,854
52,569
56,438
-3,869
1Q21
2Q21
3Q21
4Q21
1Q22
Financial Margin with Clients
Financial Margin with the Market

Note: Figures are expressed in constant currency, thus all figures from each of the periods analyzed were converted into Chilean Pesos at a single foreign exchange rate of Ch$0.2094 per COP as of March 31, 2022.

Financial Margin with Clients

Financial Margin with Clients comprises our spread-sensitive operations, working capital and others. Spread-sensitive operations are: (i) the assets margin, that is the difference between the amount received in loan operations and the cost of money charged by treasury banking and (ii) the liabilities margin, which is the difference between the cost of funding and the amount received from treasury banking. Working capital margin is the interest on working capital at the TPM interest rate (monetary policy rate of Colombia).

Change in the Financial Margin with Clients Breakdown


50,341
142
3,073
-310
644
2,548
56,438
1
2
3
4
4Q21
Loan Portfolio Mix
Average Loan Portfolio, Loan Spreads and Liabilities Margin
Lower number of calendar days
Comercial spreads on derivatives and FX transactions with clients
Working Capital and other
1Q22

Note: Figures are expressed in constant currency, thus all figures from each of the periods analyzed were converted into Chilean Pesos at a single foreign exchange rate of Ch$0.2094 per COP as of March 31, 2022.

1. **Loan portfolio mix (+Ch$142 million):** mainly due to an increase of retail loan portfolio as a percentage of total average balance.
2. **Average asset portfolio, assets spreads and liabilities margin (+Ch$3,073million):** mainly due to the growth of the portfolio of deposits and other demand liabilities and the positive effect of the increase in the value of the average TPM on the rate of remuneration applied to this portfolio.
3. **Commercial spreads on derivatives and FX transactions with clients (+Ch$644 million):** mainly due to higher activity level in derivatives and FX transactions with wholesale clients.
4. **Working capital and others (+Ch$2.548 million):** explained, mainly, by the greater capital margin derived from the increase in interest rates observed in the quarter (remuneration indexed to the value of the TPM) and dividends for investments in companies registered in 1Q22.

ItaúCorpbanca 34

35 Management Discussion & Analysis Income Statement Analysis Risk - Adjusted Financial Margin with Clients: +66 bp • Driven by the improvement in the Financial Margin with Clients and the 20.7% decrease in the Cost of Credit. Annualized average rate of financial margin with clients Financial margin with the market includes (i) treasury banking, which manages mismatches of assets and liabilities (ALM – Assets and Liability Management), tenors and interest, foreign exchange and other rates and (ii) treasury trading which manages prop rie- tary portfolios and may assume directional positions, in compliance with the limits established by our risk appetite. Financial Margin with the Market reached Ch$ - 3.9 billion, a 210.3% decrease when compared to the previous quarter, mainly due to lower gains in valuation of the derivatives portfolio managed by the trading desk, as a result of the movements of interest c urv es and volatilities of the value of the currency observed in this quarter. 1Q22 4Q21 In Ch$ millions, end of period Average Balance Average Rate Financial Margin Average Balance Average Rate Financial Margin Financial Margin with Clients 6,004,461 56,438 3.8% 6,043,303 50,854 3.3% Cost of Credit (11,917) (15,022) Risk - Adjusted Financial Margin with Clients 6,004,461 44,521 3.0% 6,043,303 35,832 2.3% Ch$ million Financial Margin with Clients: +48 bp • Associated with the increase in the results of liabilities and capital. 21,632 8,441 1,932 3,509 - 3,869 15,036 13,174 10,780 8,878 2,503 -10,000 -5,000 - 5,000 10,000 15,000 -10,000 -5,000 - 5,000 10,000 15,000 20,000 25,000 30,000 1Q'21 2Q'21 3Q'21 4Q'21 1Q'22 Financial Margin with the Market 1-year moving average Financial Margin with the Market 3.6% 3.5% 3.5% 3.3% 3.8% 2.6% 2.2% 1.7% 2.3% 3.0% 1Q'21 2Q'21 3Q'21 4Q'21 1Q'22 0.00 0.02 0.04 0.06 Financial margin with clients Risk-adjusted financial margin with clients Note: Figures are expressed in constant currency, thus all figures from each of the periods analyzed were converted into Chilean Pesos at a single foreign exchange rate of Ch$0.2094 per COP as of March 31, 2022. Note: Figures are expressed in constant currency, thus all figures from each of the periods analyzed were converted into Chilean Pesos at a single foreign exchange rate of Ch$0.2094 per COP as of March 31, 2022.

Management Discussion & Analysis | Income Statement Analysis

Commissions and Fees

Highlights

- In the first quarter of 2022, Commissions and Fees amounted to Ch$7.0 billion, a 1.3% decrease from the previous quarter, mainly due to lower Cash Management fees, offset by improvement in credit card fees (contained in the "Financial Advisory and Others" line), corresponding to higher commission expenses associated with commercial campaigns carried out in the previous quarter.
- When compared to the same quarter of 2021, Commissions and Fees increased 3.9%, as a result of higher commissions for Credit Operations and Guarantees Provided as well as Insurance Brokerage fees, partially offset by lower Cash Management and Asset Management fees.

In Ch$ million	1Q22	4Q21	change		1Q21	change		3M22	3M21	change	
Insurance Brokerage	1,952	1,979	(27)	-1.4%	1,759	193	11.0%	1,952	1,759	193	11.0%
Credit Operations and Guarantees Provided	1,179	1,124	55	4.9%	775	404	52.2%	1,179	775	404	52.2%
Asset Management	2,140	2,135	5	0.2%	2,411	(271)	-11.2%	2,140	2,411	(271)	-11.2%
Financial Advisory and Others	693	383	310	80.9%	302	390	129.0%	693	302	390	129.0%
Cash Management	1,042	1,479	(437)	-29.6%	1,494	(452)	-30.3%	1,042	1,494	(452)	-30.3%
Total Commissions and Fees	7,005	7,099	(94)	-1.3%	6,741	264	3.9%	7,005	6,741	264	3.9%

Note: Commissions and Fees for Colombia are expressed in constant currency in order to eliminate the impact of foreign exchange rat e variation, thus all figures from each of the periods analyzed were converted into Chilean Pesos at a single foreign exchange rate of Ch$0.209 4 per COP as of March 31, 2022.

Commissions and Fees Breakdown


1Q22
15%
28%
10%
17%
31%
Insurance Brokerage
Credit Operations and Guarantees Provided
Asset Management
Financial Advisory and Others
Cash Management


4Q21
21%
28%
5%
16%
30%
Insurance Brokerage
Credit Operations and Guarantees Provided
Asset Management
Financial Advisory and Others
Cash Management

ItaúCorpbanca
36

37 Management Discussion & Analysis Income Statement Analysis Cost of Credit At the end of the first quarter of 2022, our provision for loan losses was Ch$16.6 billion, a 13.6% decrease when compared to the last quarter. The Cost of Credit over loan portfolio decreased 0.22 percentage points in the first quarter of 2022 when compared to the previous quarter, and decreased 0.25 percentage points when compared to the first quarter of 2021. Allowance for Loan Losses and Loan Portfolio Cost of Credit and Loan Portfolio As of March 31, 2022, the total allowance for loan losses, including additional provisions, decreased 7.22% in the quarter, totaling Ch$266.6 billion, whereas our average loan portfolio decreased 4.6% when compared to the fourth quarter of 2021, amounting to Ch$4.5 trillion. As a result, the ratio of total allowance for loan losses, including additional provisions, over loan portfolio decreased in the first quarter of 2022 from 6.03% to 5.87% when compared to the previ- ous quarter. It is important to note that additional provisions were not released in the 1Q22. (*) Average Loan Portfolio 251,982 253,473 238,442 266,926 264,094 266,502 268,262 259,808 239,057 33,501 29,309 27,490 27,489 27,490 27,494 251,982 253,473 238,442 300,427 293,403 293,992 295,752 287,299 266,551 5.59 5.43 5.12 6.64 6.56 6.43 6.35 6.03 5.87 - 0.05 0.10 0.15 0.20 0.25 0.30 0.35 0.40 0.45 0.50 0.55 0.60 0.65 0.70 0.75 0.80 0.85 0.90 0.95 1.00 1.05 1.10 1.15 1.20 1.25 1.30 1.35 1.40 1.45 1.50 1.55 1.60 1.65 1.70 1.75 1.80 1.85 1.90 1.95 2.00 2.05 2.10 2.15 2.20 2.25 2.30 2.35 2.40 2.45 2.50 2.55 2.60 2.65 2.70 2.75 2.80 2.85 2.90 2.95 3.00 3.05 3.10 3.15 3.20 3.25 3.30 3.35 3.40 3.45 3.50 3.55 3.60 3.65 3.70 3.75 3.80 3.85 3.90 3.95 4.00 4.05 4.10 4.15 4.20 4.25 4.30 4.35 4.40 4.45 4.50 4.55 4.60 4.65 4.70 4.75 4.80 4.85 4.90 4.95 5.00 5.05 5.10 5.15 5.20 5.25 5.30 5.35 5.40 5.45 5.50 5.55 5.60 5.65 5.70 5.75 5.80 5.85 5.90 5.95 6.00 6.05 6.10 6.15 6.20 6.25 6.30 6.35 6.40 6.45 6.50 6.55 6.60 6.65 6.70 6.75 6.80 6.85 6.90 6.95 7.00 7.05 7.10 - 600,000 1Q'20 2Q'20 3Q'20 4Q'20 1Q'21 2Q'21 3Q'21 4Q'21 1Q'22 Allowances for loan losses (Ch$ million) - Chile Additional provisions (Ch$ million) - Chile Total provisions Allowances for loan losses / Loan portfolio (%) 19,141 23,091 30,547 19,267 16,645 14,680 18,218 25,228 15,022 11,917 1.3 1.6 2.2 1.3 1.0 -0.5 -0.1 0.3 0.7 1.1 1.5 1.9 2.3 - 5,000 10,000 15,000 20,000 25,000 30,000 35,000 40,000 45,000 50,000 1Q'21 2Q'21 3Q'21 4Q'21 1Q'22 Provision for loan losses (Ch$ million) Cost of credit (Ch$ million) Cost of credit / Loan portfolio* - Annualized (%) In Ch$ million 1Q22 4Q21 change 1Q21 change 3M22 3M21 change Provision for Loan Losses (16,645) (19,267) 2,622 - 13.6% (19,141) 2,496 - 13.0% (16,645) (19,141) 2,496 - 13.0% Recovery of Loans Written Off as Losses 4,728 4,245 483 11.4% 4,461 267 6.0% 4,728 4,461 267 6.0% Cost of Credit (11,917) (15,022) 3,105 - 20.7% (14,680) 2,763 - 18.8% (11,917) (14,680) 2,763 - 18.8% Note: Cost of credit for Colombia is expressed in constant currency in order to eliminate the impact of foreign exchange rate varia tio n, thus all figures from each of the periods analyzed were converted into Chilean Pesos at a single foreign exchange rate of Ch$0.2094 per COP as of March 31, 2022. In the first quarter of 2022, Cost of Credit amounted to Ch$11.9 billion, a 20.7% decrease from the previous quarter. This decrease is caused by a lower delinquency of the commercial loans of Wholesale Banking and the recognition of greater recoveries of commercial loans in the quarter under analysis. The Cost of Credit decreased 18.8% when compared to the first quarter of 2021, due to a decrease in delinquencies registered, mainly, since the second half of 2021, highlighting the performance of Consumer and Commercial loans. Note: Provision for loan losses and cost of credit for Colombia are expressed in constant currency in order to eliminate the impact of foreign exchange rate variation, thus all figures from each of the periods analyzed were converted into Chilean Pesos at a single foreign exchange rate of Ch$0.2094 per COP as of March 31, 2022. Note : Allowance for loan losses for Colombia is expressed in constant currency in order to eliminate the impact of foreign exchange rate variation, thus all figures from each of the periods analyzed were converted into Chilean Pesos at a single foreign exchange rate of Ch$0.2094 per COP as of March 31, 2022.

Management Discussion & Analysis | Income Statement Analysis

Credit Quality

Delinquency Ratios

Non-Performing Loans


192,824
188,518
160,783
164,084
162,424
177,087
165,765
152,651
138,176
Mar-20 Jun-20 Sep-20 Dec-20 Mar-21 Jun-21 Sep-21 Dec-21 Mar-22
Non-performing Loans over 90 days - Chile

Note: NPLs for Colombia are expressed in constant currency in order to eliminate the impact of foreign exchange rate variation, thus all figures from each of the periods analyzed were converted into Chilean Pesos at a single foreign exchange rate of Ch$0.2094 per COP as of March 31, 2022.

The portfolio of credits 90 days overdue decreased 9.48% in the first quarter of 2022 when compared to the previous quarter, mainly due to a decrease in NPLs for commercial and mortgage loans.

When compared to the first quarter of 2021, the portfolio of credits 90 days overdue decreased 14.93% mainly driven by a decrease in the commercial and mortgage loans NPLs.

NPL Ratio (%) by Segments | over 90 days


4.67%
4.61%
4.54%
4.23%
3.88%
4.08%
3.98%
4.21%
4.62%
4.14%
3.79%
3.39%
4.59%
4.16%
4.01%
3.50%
3.71%
3.58%
3.85%
3.51%
3.21%
2.92%
3.27%
3.09%
2.94%
2.61%
2.38%
2.05%
1.05%
1.33%
2.13%
1.53%
1.78%
1.86%
1.84%
1.86%
1Q'20 2Q'20 3Q'20 4Q'20 1Q'21 2Q'21 3Q'21 4Q'21 1Q'22
Commercial
Mortgage
Consumer
Total

In March 31, 2022, the total NPL ratio over 90 days decreased 29 basis points when compared to the previous quarter, mainly driven by a decrease in commercial loans NPLs, while the loan portfolio registered a decrease of 0.5% (see on page 42).

On a 12-month comparison, total NPL ratio over 90 days decreased from 3.58% to 2.92%, mainly driven by a decrease in commercial and mortgage loans NPLs, against a growth of 4.4% in the loan portfolio, highlighting the growth in Retail, both in consumer and mortgage loans.

NPL Ratio (%) | over 90 days


4.16
4.01
3.50
3.71
3.58
3.85
3.51
3.21
2.92
Mar-20 Jun-20 Sep-20 Dec-20 Mar-21 Jun-21 Sep-21 Dec-21 Mar-22
Colombia

The NPL ratio of credits 90 days overdue decreased 29 basis points in the first quarter of 2022 when compared to the previous quarter, and reached 2.92% by the end of March 31, 2022.

When compared to the same period in 2021, the ratio decreased 66 basis points.

Coverage Ratio[1] (%) | 90 days


131
134
148
163
163
150
162
170
173
Mar-20 Jun-20 Sep-20 Dec-20 Mar-21 Jun-21 Sep-21 Dec-21 Mar-22
Colombia

As of March 31, 2022, the 90-day coverage ratio reached 173%, an increase of 2.8 percentage points when compared to the previous quarter. On a 12-month comparison, the total 90-day coverage ratio increased 10.4 percentage points.

ItaúCorpbanca 38

39 Management Discussion & Analysis Income Statement Analysis * Loan portfolio average balance of the two previous quarters. In the first quarter of 2022, the loan portfolio write - off totaled Ch$32.5 billion, an 81.4% increase when compared to the previous quarter, mainly due to higher write - offs in commercial loans recog- nized in this quarter. Since those loans were highly provisioned for, this increase in write - offs did not have a significant impact on 4Q21 Cost of Credit. The ratio of written - off operations to loan portfolio average balance reached 2.72%, a 1.22 percentage points increase when compared to the fourth quarter of 2021 and a 1.15 percentage points increase on a 12 - month comparison. Loan Portfolio Write - Off 17.1 24.4 36.6 16.4 18.0 24.7 27.7 17.9 32.5 1.53 2.10 3.12 1.48 1.57 2.15 2.40 1.51 2.72 0.00 0.10 0.20 0.30 0.40 0.50 0.60 0.70 0.80 0.90 1.00 1.10 1.20 1.30 1.40 1.50 1.60 1.70 1.80 1.90 2.00 2.10 2.20 2.30 2.40 2.50 2.60 2.70 2.80 2.90 3.00 3.10 3.20 3.30 0 5 10 15 20 25 30 35 40 45 50 1Q'20 2Q'20 3Q'20 4Q'20 1Q'21 2Q'21 3Q'21 4Q'21 1Q'22 Write-off (Ch$ billion) -Chile Write-off / Loan Portfolio* - Annualized (%) Recovery of Loans Written - off as Losses In this quarter, income from recovery of loans written - off as losses totaled Ch$4.7 billion, presenting an increase of 11.4% compared to the fourth quarter of 2021, due to an improvement in collection management carried out during 1Q22. When compared to the same quarter in 2021, the income from reco- very of loans written - off as losses increased by Ch$267 million or 6.0%. Ch$ million 4,461 4,873 5,319 4,245 4,728 1Q'21 2Q'21 3Q'21 4Q'21 1Q'22 Recovery of Loan Written-off as Losses (Ch$ million) - Chile Note: Write - off for Colombia is expressed in constant currency in order to eliminate the impact of foreign exchange rate variation, thus all figures from each of the periods analyzed were converted into Chilean Pesos at a single foreign exchange rate of Ch$0.2094 per COP as of March 31, 2022. Note: Recovery of loans written - off as losses for Colombia is expressed in constant currency in order to eliminate the impact of foreign exchange rate variation, thus all figures from each of the periods analyzed were converted into Chilean Pesos at a single foreign exchange rate of Ch$0.2094 per COP as of March 31, 2022. Ch$ million

40 Personnel expenses Administrative Expenses Administrative Expenses amounted to Ch$16.6 billion in the first quarter of 2022, representing a decrease of 30.1% compared to the previous quarter, due to a higher level of contingency provisions es- tablished in 4Q21. Compared to the first quarter of 2021, Administrative Expenses regis- tered a decrease of 8.4%, which is mainly due to the footprint optimi- zation and the efficiency initiatives developed in recent years. Depreciation amortization and Impairment Depreciation, Amortization and impairment expenses totaled Ch$2.8 billion in the first quarter of 2022, a 32.4% decrease when compared to the last quarter. When compared to the first quarter of 2021, there was a 5.0% increase due to a larger base of assets subject to amortization. Non - interest Expenses • Non - interest Expenses amounted Ch$41.1 billion in the quarter, an 11.2% decrease when compared to the previous quarter and a 6.8 % decrease when compared to the first quarter of 2021. Highlights Personnel Expenses reached Ch$21.7 billion in the first quarter of 2022, an 18.0% increase when compared to the previous quarter, which had been positively impacted by one - time effects. On a 12 - month comparison, there expenses decreased by 6.9%, mainly due to headcount reduction. Headcount The total number of employees including Itaú (Panama) was 2,639 at the end of the first quarter of 2022, compared to 2,691 in the fourth quarter of 2021 and 3,067 at the end of the first quarter of 2021, a 14.0% reduction in headcount for the 12 - month period ended in March 31, 2022. 2,639 Headcount in Colombia and Panamá at the end of the 1Q22 - 1.9% (1Q22/4Q21) - 14.0% (1Q22/1Q21) Management Discussion & Analysis 3,309 3,297 3,115 3,098 3,067 3,013 2,931 2,691 2,639 - 0.5% - 0.4% - 5.5% - 0.5% - 1.0% - 1.8% - 2.7% - 8.2% - 1.9% -15.0% -13.0% -11.0% -9.0% -7.0% -5.0% -3.0% -1.0% 1.0% 1,500 1,700 1,900 2,100 2,300 2,500 2,700 2,900 3,100 3,300 3,500 3,700 3,900 4,100 4,300 4,500 4,700 4,900 Mar-20 Jun-20 Sep-20 Dec-20 Mar-21 Jun-21 Sep-21 Dec-21 Mar-22 Chile Δ % QoQ Income Statement Analysis Note: Managerial results for Colombia are expressed in constant currency in order to eliminate the impact of foreign exchange rate var iation, thus all figures from each of the periods analyzed were converted into Chilean Pesos at a single foreign exchange rate: Ch$0.2094 per COP as of March 31, 2 022 .. In Ch$ million 1Q22 4Q21 change 1Q21 change 3M22 3M21 change Personnel Expenses (21,740) (18,418) (3,323) 18.0% (23,364) 1,623 - 6.9% (21,740) (23,364) 1,623 - 6.9% Administrative Expenses (16,605) (23,764) 7,159 - 30.1% (18,126) 1,522 - 8.4% (16,605) (18,126) 1,522 - 8.4% Personnel and Administrative Expenses (38,345) (42,181) 3,836 - 9.1% (41,490) 3,145 - 7.6% (38,345) (41,490) 3,145 - 7.6% Depreciation, Amortization and Impair- ment (2,779) (4,113) 1,335 - 32.4% (2,647) (132) 5.0% (2,779) (2,647) (132) 5.0% Total Non - interest Expenses (41,124) (46,295) 5,171 - 11.2% (44,137) 3,013 - 6.8% (41,124) (44,137) 3,013 - 6.8%

41 Management Discussion & Analysis Efficiency Ratio We present the efficiency ratio and the risk - adjusted efficiency ratio, which includes the Cost of Credit. 56.5% 65.2% 77.6% 75.3% 69.0% 75.2% 92.9% 117.7% 99.8% 89.0% 1Q'21 2Q'21 3Q'21 4Q'21 1Q'22 Efficiency ratio Risk Adjusted Efficiency ratio Income Statement Analysis Note: Managerial results for Colombia are expressed in constant currency in order to eliminate the impact of foreign exchange rate variation, thus all figures from each of the periods analyzed were converted into Chilean Pesos at a single foreign exchange rate: Ch$0.2094 per COP as of March 31, 2022. Efficiency Ratio In the first quarter of 2022, our efficiency ratio reached 69.0%, a de- crease of 6.3 percentage points when compared to the fourth quar- ter of 2021. This is mainly due to lower Non - interest Expenses. When compared to the first quarter of 2021, the efficiency ratio in- creased 12.5 percentage points, mainly due to lower Operating Reve- nues in this quarter. Risk - Adjusted Efficiency Ratio 1 The risk - adjusted efficiency ratio, which also includes the Cost of Credit, reached 89.0% in the first quarter of 2022, a 10.8 percentage points decrease when compared to the previous quarter, mainly due to the decrease in Cost of Credit in this quarter. When compared to the first quarter of 2021, the risk - adjusted effi- ciency ratio increased by 13.8 percentage points, primarily due to lower Operating Revenues. Distribution Network 1 Starting 3Q19, we are adding the cost of credit to the non - interest expenses for the calculation of the risk - adjusted efficiency ratio, instead of deducting it from the operating revenues. Previous quarters have been recalculated for comparative purposes. Points of Service in Colombia Our distribution network provides integrated financial services and products to our customers through diverse channels, inclu din g ATMs, branch offices, internet banking and telephone banking. Non - interest Expenses (Personnel + Administrative + Depreciation & Amortization + Impairment) + Cost of Credit Managerial Financial Margin + Commission and Fees = Risk - Adjusted Efficiency Automated Teller Machines (ATMs) | Colombia Branches | Colombia and Panama As of March 31, 2022, we had 86 branches in both Colombia and Panama under the brand Itaú, a reduction of 18 branches (17.3%) in comparison with the previous quarter. 128 127 111 111 109 108 107 104 86 0.8% - 0.8% - 12.6% 0.0% - 1.8% - 0.9% - 0.9% - 2.8% - 17.3% -40% -35% -30% -25% -20% -15% -10% -5% 0% 5% - 50 100 150 200 250 Mar-20 Jun-20 Sep-20 Dec-20 Mar-21 Jun-21 Sep-21 Dec-21 Mar-22 Colombia Δ % Branches Colombia QoQ 142 142 125 125 125 123 122 121 107 - 3.4% 0.0% - 12.0% 0.0% 0.0% - 1.6% - 0.8% - 0.8% - 11.6% -35% -30% -25% -20% -15% -10% -5% 0% 5% 50 100 150 200 Mar-20 Jun-20 Sep-20 Dec-20 Mar-21 Jun-21 Sep-21 Dec-21 Mar-22 Colombia Δ % ATMs Colombia QoQ By the end of the first quarter of 2022, the number of ATMs totaled 107 in Colombia, showing a decrease of 11.6% when compared to the previous quarter and 14.4% on a 12 - month comparison, which is related to the footprint optimization implemented in recent years. Our customers continue to have access to over 16,000 ATMs in Colombia through Colombia ’ s financial institutions.

Management Discussion & Analysis | Income Statement Analysis

Credit Portfolio

Highlights

- Excluding the effect of foreign exchange variation, at the end of the first quarter of 2022, the Colombian portfolio decreased 0.5% and reached Ch$4.73 trillion when compared to the previous quarter and increased 4.4% compared to the first quarter of 2021.

Credit Portfolio by Products

In the following table, the loan portfolio is split into two groups: wholesale lending and retail lending. For a better under standing of the performance of these portfolios, the main product groups of each segment are presented below:

In Ch$ million, end of period	1Q22	4Q21	change	1Q21	change
Wholesale lending	**3,033,247**	**3,063,293**	**-1.0%**	**3,034,577**	**0.0%**
Commercial loans	2,626,297	2,648,605	-0.8%	2,593,495	1.3%
Current account overdrafts	2,515	2,651	-5.1%	3,377	-25.5%
Leasing and factoring	398,184	406,026	-1.9%	431,806	-7.8%
Other loans and receivables	6,251	6,010	4.0%	5,898	6.0%
Retail lending	**1,697,214**	**1,689,394**	**0.5%**	**1,498,586**	**13.3%**
Residential Mortgage loans	**736,773**	**725,247**	**1.6%**	**671,867**	**9.7%**
Housing leasing	311,938	311,785	0.0%	306,667	1.7%
Other mortgage loans	424,835	413,461	2.8%	365,200	16.3%
Consumer loans	**960,441**	**964,148**	**-0.4%**	**826,719**	**16.2%**
Consumer loans	738,057	748,884	-1.4%	669,069	10.3%
Current account overdrafts	1,407	1,205	16.8%	1,500	-6.2%
Credit card debtors	182,331	176,760	3.2%	122,382	49.0%
Leasing consumer	216	297	-27.2%	787	-72.6%
Other loans and receivables	38,430	37,003	3.9%	32,980	16.5%
TOTAL LOANS[1]	**4,730,461**	**4,752,687**	**-0.5%**	**4,533,164**	**4.4%**

Note: The loan portfolio for Colombia is expressed in constant currency in order to eliminate the impact of foreign exchange rate v ariation, thus all figures from each of the periods analyzed were converted into Chilean Pesos at a single foreign exchange rate of Ch$0.2094 pe r COP as of March 31, 2022.

(1) Total loans does not include balance owed by banks.

The performance of Colombia's loan portfolio was marked by the decrease in Wholesale lending, a trend that has been maintained since the last quarter of 2021, offset by better performance in Retail lending, highlighting Residential Mortgage activity. Compared to March 2021, the total loan portfolio showed an expansion of 4.4%, primarily attributable to Retail lending activity.

Residential Mortgage loans reached Ch$736.8 billion at the end of the first quarter of 2022, an increase of 1.6% compared to the previous quarter and an increase of 9.7% when compared to March 31, 2021.

Additionally, the Consumer loans registered a decrease of 0.4% compared to the fourth quarter of 2021 and 16.2% increase when compared to March 31, 2021, an effect that has a direct impact on the results by assets financial margin observed in the period.

ItaúCorpbanca 42

Management Discussion & Analysis | Balance Sheet

Balance Sheet

Assets

In Ch$ million, end of period	1Q22	4Q21	change	1Q21	change
Cash and deposits in banks	3,478,417	3,473,392	0.1%	3,291,402	5.7%
Cash items in process of collection	312,372	438,496	-28.8%	434,518	-28.1%
Trading investments	328,381	331,603	-1.0%	439,171	-25.2%
Investments under resale agreements	395,355	606,178	-34.8%	68,731	475.2%
Financial derivatives contracts	2,759,769	2,980,926	-7.4%	2,814,421	-1.9%
Interbank loans, net	34,829	80,554	-56.8%	15,800	120.4%
Loans and accounts receivable from customers, net of loan loss allowances	24,076,981	23,955,972	0.5%	21,813,095	10.4%
Available-for-sale investments	3,248,877	2,876,386	12.9%	2,804,647	15.8%
Held-to-maturity investments	1,055,718	959,972	10.0%	100,338	952.2%
Investments in associates and other companies	19,851	13,257	49.7%	11,966	65.9%
Intangible assets[1]	693,795	699,344	-0.8%	709,597	-2.2%
Property, plan and equipment	164,661	182,714	-9.9%	214,411	-23.2%
Current taxes	55,078	58,184	-5.3%	77,755	-29.2%
Deferred taxes	321,520	304,538	5.6%	303,519	5.9%
Other assets	672,997	822,766	-18.2%	515,484	30.6%
Total Assets	**37,618,601**	**37,784,282**	**-0.4%**	**33,614,855**	**11.9%**

1– Includes right-of-use assets under lease agreements arisen from IFRS 16 adoption since January 1, 2019.

At the end of the first quarter of 2022, our assets totaled Ch$37.6 trillion, a decrease of Ch$166 billion or 0.4% from previous quarter, as presented below:


Ch$ billion
465
121
(194)
(126)
(211)
(221)
(166)
Securities Investment portfolio*
Loan portfolio, net
Total other assets**
Cash items in process of collection
Investments under resale agreements
Financial derivatives contracts
Assets Change Mar-22 - Dec-21

Compared to the first quarter of 2021, total assets increased by Ch$4,004 billion or 11.9%. The main changes are presented below:


Ch$ billion
1,289
2,264
301
(122)
327
(55)
4,004
Securities Investment portfolio*
Loan portfolio, net
Total other assets**
Cash items in process of collection
Investments under resale agreements
Financial derivatives contracts
Assets Change Mar-22 - Mar-21

* **Securities Investment portfolio**: Trading investments, available-for-sale investments and held-to-maturity investments.

** **Total other assets**: Investments in other companies, Intangible assets, Property, plant and equipment, Current taxes, Deferred taxes and Other assets.

Asset Breakdown

March 31, 2022

Ch$ 37.6 trillion

▼ **- 0.4%** (Mar-22 vs. Dec-21)

▲ **+ 11.9%** (Mar-22 vs. Mar-21)


1.1%
1.8%
2.0%
7.3%
12.3%
9.3%
66.0%
Loans
Cash, deposits in banks and interbank loans
Financial investments
Financial derivatives contracts
Repos
Intangible assets
Other assets

Chile and Colombia

The chart below shows the contribution of Chile and Colombia to the total consolidated assets.

Ch$ 31.2 trillion

▲ **+ 0.6%** (Mar-22 vs. Dec-21)

▲ **+ 11.0%** (Mar-22 vs. Mar-21)

Ch$ 6.4 trillion

▼ **- 5.1%** (Mar-22 vs. Dec-21)

▲ **+ 16.8%** (Mar-22 vs. Mar-21)


Ch$ billion
38,416
38,969
36,732
35,639
33,615
34,402
35,769
37,784
37,619
18%
17%
17%
17%
16%
17%
18%
18%
17%
82%
83%
83%
83%
84%
83%
82%
82%
83%
Mar-20
Jun-20
Sep-20
Dec-20
Mar-21
Jun-21
Sep-21
Dec-21
Mar-22
Chile
Colombia
Total

ItaúCorpbanca

43

Management Discussion & Analysis | Balance Sheet

Balance Sheet

Liabilities

In Ch$ million, end of period	1Q22	4Q21	change	1Q21	change
Deposits and other demand liabilities	7,243,860	7,576,095	-4.4%	6,121,358	18.3%
Cash items in process of being cleared	330,167	424,358	-22.2%	397,802	-17.0%
Obligations sold under repurchase agreements	984,910	466,006	111.4%	344,587	185.8%
Time deposits and other time liabilities	10,255,805	10,097,443	1.6%	10,534,033	-2.6%
Financial derivatives contracts	2,690,633	2,925,587	-8.0%	2,534,562	6.2%
Interbank borrowings	4,751,122	4,918,423	-3.4%	3,894,846	22.0%
Issued debt instruments	7,047,517	6,762,840	4.2%	6,266,274	12.5%
Other financial liabilities	43,088	42,435	1.5%	23,393	84.2%
Current taxes	933	1332	-30.0%	1,617	-42.3%
Deferred taxes	0	0	-	120	-100.0%
Provisions	333,505	392,265	-15.0%	278,681	19.7%
Other liabilities[1]	797,142	825,156	-3.4%	827,939	-3.7%
Total Liabilities	**34,478,682**	**34,431,940**	**0.1%**	**31,225,212**	**10.4%**
Attributable to Shareholders	**3,136,852**	**3,277,800**	**-4.3%**	**2,320,111**	**35.2%**
Non-controlling interest	3,067	74,542	-95.9%	69,532	-95.6%
Total Equity and Liabilities	**37,618,601**	**37,784,282**	**-0.4%**	**33,614,855**	**11.9%**

1– Includes lease liabilities arisen from IFRS 16 adoption since January1, 2019.

The main changes in liabilities at the end of first quarter of 2022, compared to the previous quarter, are presented in the chart below:


158
(332)
519
285
(235)
(560)
(166)
Time deposits and other time liabilities
Deposits and other demand liabilities
Obligations sold under repurchase agreements
Issued debt instruments
Financial derivatives contracts
Total other liabilities*
Total equity and liabilities Change Mar-22 - Dec-21

Compared to the first quarter of 2021, the main changes in liabilities are highlighted as follows:


(278)
1,123
640
781
156
1,582
4,004
Time deposits and other time liabilities
Deposits and other demand liabilities
Obligations sold under repurchase agreements
Issued debt instruments
Financial derivatives contracts
Total other liabilities*
Total equity and liabilities Change

* **Total other liabilities:** Cash items in process of being cleared, interbank borrowings, other financial liabilities, current taxes, deferred taxes, provisions, other liabilities (including lease liabilities arising from IFRS 16 adoption since January 2019), capital, reserves, valuation adjustment, income for the period, minus: provision for mandatory dividend and non-controlling interest.

ItaúCorpbanca 44

Management Discussion & Analysis | Balance Sheet by Currency

Balance Sheet by Currency

Assets | March 31, 2022

In Ch$ million, end of period	Consolidated*	Business in Chile	Ch$	UF	FX	Business in Colombia
Cash and deposits in banks	3,478,417	2,937,036	2,001,250	-	935,785	541,381
Cash items in process of collection	312,372	309,239	162,935	-	146,304	3,133
Trading investments	328,381	144,178	137,498	6,679	-	184,203
Investments under resale agreements	395,355	177,703	177,703	-	-	217,652
Financial derivatives contracts	2,759,769	2,621,706	2,227,079	124,267	270,359	138,063
Interbank loans, net	34,829	-	-	-	-	34,829
Loans and accounts receivable from customers, net of loan loss allowances	24,076,981	19,585,577	6,413,565	10,188,989	2,983,023	4,491,404
Available-for-sale investments	3,248,877	2,868,409	2,407,384	272,594	188,431	380,468
Held-to-maturity investments	1,055,718	876,721	508,753	367,968	-	178,997
Investments in associates other companies	19,851	14,289	14,063	-	226	5,562
Intangible assets	693,795	658,364	658,229	-	134	35,432
Property, plant and equipment	164,661	123,939	117,029	-	6,910	40,723
Current taxes	55,078	32,199	30,145	-	2,054	22,878
Deferred taxes	321,520	228,678	227,065	-	1,613	92,842
Other assets	672,997	593,064	228,832	4,440	359,793	79,933
Total Assets	**37,618,601**	**31,171,101**	**15,311,530**	**10,964,937**	**4,894,634**	**6,447,500**

Liabilities | March 31, 2022

In Ch$ million, end of period	Consolidated*	Business in Chile	Ch$	UF	FX	Business in Colombia
Deposits and other demand liabilities	7,243,860	4,401,682	3,405,298	24,016	972,369	2,842,178
Cash items in process of being cleared	330,167	330,163	206,242	-	123,921	4
Obligations sold under repurchase agreements	984,910	909,917	909,917	-	-	74,993
Time deposits and other time liabilities	10,255,805	8,937,664	6,453,271	810,342	1,674,050	1,318,141
Financial derivatives contracts	2,690,633	2,569,673	2,203,668	88,637	277,368	120,961
Interbank borrowings	4,751,122	4,199,685	3,007,200	31,323	1,161,162	551,437
Issued debt instruments	7,047,517	6,278,778	338,340	5,940,438	-	768,739
Other financial liabilities	43,088	43,088	43,088	-	-	-
Current taxes	933	215	215	-	-	717
Deferred taxes	0	(17,679)	-	-	(17,679)	17,679
Provisions	333,505	239,386	218,236	-	21,150	94,119
Other liabilities	797,142	708,753	254,468	262,050	192,236	88,389
Total Liabilities	**34,478,682**	**28,601,325**	**17,039,942**	**7,156,806**	**4,404,578**	**5,877,357**
Capital	2,687,951	2,205,363	2,205,363	-	-	482,588
Reserves	250,039	(77,679)	(77,679)	-	-	327,718
Valuation adjustment	(69,904)	(77,015)	(75,430)	-	(1,584)	7,110
Retained Earnings:	**268,766**	**516,894**	**374,493**	**107,742**	**34,659**	**(248,127)**
Retained earnings or prior years	194,464	446,463	446,463	-	-	(251,998)
Income for the period	106,146	102,275	(40,126)	107,742	34,659	3,871
Minus: Provision for mandatory dividend	(31,844)	(31,844)	(31,844)	-	-	-
Equity attributable to shareholders	**3,136,852**	2,567,563	2,426,746	107,742	33,075	569,289
Non-controlling interest	3,067	2,213	2,212	-	0	854
Total Equity	**3,139,919**	**2,569,776**	**2,428,959**	**107,742**	**33,075**	**570,143**
Total Liabilities and Equity	**37,618,601**	**31,171,101**	**19,468,901**	**7,264,548**	**4,437,653**	**6,447,500**

* Consolidated data not only considers Chile and Colombia but also adjustments related to intercompany and minority shareholders.

ItaúCorpbanca 45

Management Discussion & Analysis | Balance Sheet
Itaú

Credit Portfolio

Highlights

- By the end of the first quarter of 2022, our total credit portfolio reached Ch$24.8 trillion, increasing 0.3% from the previous quarter and 9.3% from the same period of the previous year. This annual growth is mainly explained by higher performance in the Chilean and Colombian market, highlighting the performance of the retail portfolio.
- In constant currency, total loans in Colombia decreased 0.5% in the first quarter of 2022 and increased 4.4% in the 12-month period ended March 31, 2022, with significant improvements in both the Consumer and Mortgage loans (see details on page 42). Considering the 0.9% depreciation of the Colombian peso against Chilean peso in the quarter, the loan portfolio for Colombia decreased 0.9% in thefirst quarter and increased 11.3% in the 12-month period ended March 31, 2022.

In Ch$ million, end of period	1Q22	4Q21	change	1Q21	change
Wholesale lending	15,435,366	15,686,355	-1.6%	14,820,113	4.2%
Chile	12,402,119	12,609,485	-1.6%	11,976,134	3.6%
Commercial loans	10,436,051	10,654,419	-2.0%	10,451,819	-0.2%
Foreign trade loans	1,182,677	1,170,092	1.1%	868,404	36.2%
Leasing and Factoring	783,391	784,974	-0.2%	655,911	19.4%
Colombia	3,033,247	3,076,870	-1.4%	2,843,979	6.7%
Commercial loans	2,635,063	2,669,044	-1.3%	2,439,294	8.0%
Leasing and Factoring	398,184	407,826	-2.4%	404,685	-1.6%
Retail lending	9,403,782	9,067,777	3.7%	7,896,460	19.1%
Chile	7,706,567	7,370,895	4.6%	6,491,998	18.7%
Consumer loans	1,993,346	1,858,446	7.3%	1,696,553	17.5%
Residential mortgage loans	5,713,222	5,512,449	3.6%	4,795,445	19.1%
Colombia	1,697,214	1,696,882	0.0%	1,404,462	20.8%
Consumer loans	960,441	968,421	-0.8%	774,794	24.0%
Residential mortgage loans	736,773	728,461	1.1%	629,668	17.0%
TOTAL LOANS[1]	24,839,147	24,754,132	0.3%	22,716,573	9.3%
Chile	20,108,686	19,980,380	0.6%	18,468,132	8.9%
Colombia	4,730,461	4,773,752	-0.9%	4,248,441	11.3%

(1) Total loans does not include balance owed by banks.


Loan Portfolio - Breakdown
Mortgage 16%
Consumer 20%
Commercial 64%
Colombia 19%
Chile 81%
Mortgage 23%
Consumer 8%
Commercial 50%

Credit Portfolio - Currency Breakdown


Mar-22 6,764 10,189 7,887 24,839
Dec-21 6,740 9,799 8,215 24,754
Sep-21 6,600 9,452 7,759 23,812
Jun-21 6,557 9,214 7,101 22,873
Mar-21 6,579 9,033 7,105 22,717
Dec-20 6,464 8,959 7,166 22,589
Ch$ billion
Ch$ UF FX

As of March 31, 2022, Ch$7,887 billion of our total credit portfolio was denominated in, or indexed to, foreign currencies. This portion decreased 4.0% in this quarter and represents approximately 32% of our total Credit Portfolio. In the first quarter of 2022, the U.S. dollar variation was -6.9% or approximately Ch$58 per dollar.

ItaúCorpbanca
46

47 Management Discussion & Analysis Balance Sheet By the end of the first quarter of 2022, our total consolidated NPL ratio for operations 90 days overdue reached 1.82%, a decrease of 6 basis points from the previous quarter and a 68 basis point decrease when compared to the same period of 2021. The NPL ratio for commercial loans decreased from 2.30% to 2.19% compared to the previous quarter. When excluding the student loans, the commercial loans NPL ratio reached 1.94%, an 11 basis points decrease when compared to the previous quarter and 82 basis points decrease compared to the same quarter of the previous year. For consumer loans, the NPL ratio increased 27 basis points, whereas mortgage loans decreased 5 basis points in the quarter, amounting to 1.58% and 1.03% respectively. NPL Ratio (90 days overdue) by segment The chart below shows the calculation of the average tangible Shareholders Equity or “ Managerial Equity ”, which we use to determine the RoTAE. Tangible Equity Breakdown 1Q22 Average Balance (Ch$ billion ) All other Assets: Ch$ 36,830 Ch$ 30,325 Ch$ 6,505 All other Liabilities: Ch$ 34,173 Ch$ 28,195 Ch$ 5,978 Asociado a Intangibles PPA: Ch$ 40 Minority Interest ex GW and PPA Intangibles: Ch$ 38 Assets: 37,385 Liabilities: 34,190 Minority Interest: 38 Managerial Tang. Equity: Ch$ 2,619 Ch$ 2,142 Ch$ 477 Shareholders’ Equity: 3,157 Managerial Tang. Equity: Recurring Results: Recurring RoTE : Ch$ 2,619 Ch$ 2,142 Ch$ 477 Ch$ 110.8 Ch$ 111.9 Ch$ (1.0) ÷ ÷ ÷ 16.9% 20.9% (0.9%) = = = Goodwill: Ch$ 493 Ch$ 493 Ch$ - Intangibles from PPA: Ch$ 62 Ch$ 62 Ch$ - Deferred taxes asociated with intangibles from PPA: Ch$ 17 Ch$ 17 Ch$ - Asociated w/ PPA Intang ..: Ch$ - GW and PPA Intangibles: Ch$ 538 Ch$ 538 Ch$ - 3.19% 2.55% 2.46% 2.57% 3.06% 3.30% 2.97% 2.30% 2.19% 2.81% 2.17% 2.16% 2.19% 2.76% 3.03% 2.80% 2.05% 1.94% 2.02% 1.97% 1.61% 1.46% 1.33% 1.23% 1.12% 1.07% 1.03% 2.34% 2.14% 1.26% 1.81% 1.68% 1.67% 1.39% 1.30% 1.58% 2.84% 2.38% 2.15% 2.23% 2.50% 2.61% 2.34% 1.88% 1.82% 1Q'20 2Q'20 3Q'20 4Q'20 1Q'21 2Q'21 3Q'21 4Q'21 1Q'22 Commercial Comm. ex-Students loans Mortgage Consumer Total

Management Discussion & Analysis | Balance Sheet

Funding

Highlights

- Total funding amounted to Ch$30.3 trillion by the end of the first quarter of 2022, a 1.6% increase compared to the previous quarter and a 11.6% increase compared to the same period of 2021. The quarter-over-quarter change was primarily due to: (i) investments sold under repurchase agreements growth (111.4%); (ii) bonds increase (5.1%); and (iii) time deposits and saving accounts increase (1.6%). These changes were partly offset by demand deposits decrease (-4.4%) due to the rise in the monetary policy interest rate from 4.0% in December 2021 to 7.0% in March 2022, and interbank borrowings decrease (-3.4%). Year-over-year, demand deposits continued to grow, increasing by 18.3% driven by direct transfers to households in 2021. Also interbank borrowings and bonds have expanded by 22.0% and 13.8%, respectively against the first quarter of 2021. On the other hand, time deposits have decreased by 2.6%.
- Our funding strategy is to optimize all sources of funding in accordance with their costs, their availability, and our general asset and liability management strategy.
- Our strategy in terms of bond issuances is to seek longer maturity tenor and maintain comfortable liquidity levels under BIS III standards. In addition, the spreads vs. peers obtained in these issuances have stayed 10bp, benefitting our cost of funds. In 2022, we have issued bonds for UF 6.5 million (equivalent to Ch$206,230 million and US$262.0 million).

In Ch$ million, end of period	1Q22	4Q21	change		1Q21	change	
Funding from Clients (A)	**18,484,575**	**18,139,544**	**345,031**	**1.9%**	**16,999,978**	**1,484,597**	**8.7%**
Deposits and other demand liabilities	7,243,860	7,576,095	-332,235	-4.4%	6,121,358	1,122,502	18.3%
Time deposits and saving accounts	10,255,805	10,097,443	158,362	1.6%	10,534,033	-278,228	-2.6%
Investments sold under repurchase agreements	984,910	466,006	518,904	111.4%	344,587	640,323	185.8%
Other Funding (B)	**11,841,727**	**11,723,698**	**118,029**	**1.0%**	**10,184,513**	**1,657,214**	**16.3%**
Letters of credit	22,573	24,035	-1,462	-6.1%	28,683	-6,110	-21.3%
Bonds	5,868,917	5,585,760	283,157	5.1%	5,157,982	710,935	13.8%
Subordinated bonds	1,156,027	1,153,045	2,982	0.3%	1,079,609	76,418	7.1%
Interbank borrowings	4,751,122	4,918,423	-167,301	-3.4%	3,894,846	856,276	22.0%
Other financial liabilities	43,088	42,435	653	1.5%	23,393	19,695	84.2%
Total Funding (A) + (B)	**30,326,302**	**29,863,242**	**463,060**	**1.6%**	**27,184,491**	**3,141,811**	**11.6%**

Loans and Funding

The ratio between the loan portfolio and the funds raised from clients and other funding reached 81.9% in the first quarter of 2022:


83.6%
81.3%
83.6%
82.9%
81.9%
27.2
22.7
28.1
22.9
28.5
23.8
29.9
24.8
30.3
24.8
Mar-21
Jun-21
Sep-21
Dec-21
Mar-22
Loan portfolio / Funding from clients and other funding
Loan portfolio
Funding from clients and other funding

ItaúCorpbanca 48

Management Discussion & Analysis | Risk and Capital Management

Risk and Capital Management

We believe that risk management is essential to optimize the use of resources and select the best business opportunities to maximize value creation for shareholders. In this context, the risk appetite statement defines the nature and the level of risks acceptable and the risk culture guides the attitudes required to manage them.

We have established a Risk and Capital Commission to assist our Board and management in their assessment and management of market and liquidity risks, P&L and capital adequacy, in accordance with both economic principles and the applicable regulation. The Commision applies these principles and rules to provide oversight and management of market and liquidity risks, P&L and economic capital allocation, to review the effectiveness of related policies and limits as well as to review the adherence to market and liquidity risk and capital policies and procedures throughout the Bank.

We take a forward-looking stance in relation to capital management and, through our Internal Capital Adequacy Assessment Process ("ICAAP"), we assess the adequacy of our capital to face the incurred risks, composed by credit, market, operational and other material risks.

Our risk management process includes:

- **Identification and measurement** of existing and potential risks in our operations.
- **Alignment** of institutional policies for risk management control, procedures and methodologies according to the guidelines of the Board of Directors and our corporate strategies.
- **Management** of our portfolio seeking optimal risk-return ratios.

Liquidity Ratios

Highlights

- In line with international risk management practices, we use the Liquidity Coverage Ratio (LCR) and Net Stable Funding Ratio (NSFR) to manage liquidity risk.
- The methodology used to estimate LCR and NSFR consists of liquidity ratios proposed by the Basel III Committee on Banking Supervision (BIS III), which were adopted by the CMF and the Brazilian Central Bank (BACEN).

Liquidity Coverage Ratio (LCR)

Chile

In Ch$ million	1Q22	4Q21
High Quality Liquid Assets	3,717,095	3,871,805
Net Potential Cash Outflows	2,414,410	1,545,502
LCR (%)	154.0%	250.5%

Colombia

In Ch$ million	1Q22	4Q21
High Quality Liquid Assets	835,011	583,437
Net Potential Cash Outflows	659,968	420,410
LCR (%)	126.5%	138.8%

Note: Figures for Colombia are expressed in constant currency, thus all figures from each of the periods analyzed were converted into Chilean peso at a single foreign exchange rate: Ch$0.2094 per COP as of March 31, 2022.

Starting in April 2019, Chilean banks began reporting their local LCR figures with a minimum level set by CMF at 60%.This minimum will gradually rise to 100% by June 2022. Our internal minimum limit for LCR set by our board of directors is 100%.

Net Stable Funding Ratio (NSFR)

Chile

In Ch$ million	1Q22	4Q21
Available Stable Funding	20,116,232	19,440,611
Required Stable Funding	17,747,063	17,721,468
NSFR (%)	113.3%	109.7%

Colombia

In Ch$ million	1Q22	4Q21
Available Stable Funding	3,934,424	3,960,452
Required Stable Funding	4,127,832	4,136,418
NSFR (%)	95.3%	95.8%

Note: Figures for Colombia are expressed in constant currency, thus all figures from each of the periods analyzed were converted into Chilean peso at a single foreign exchange rate: Ch$0.2094 per COP as of March 31, 2022.

Our current internal minimum limit for NSFR, set by the board of directors, is 90% in Chile and Colombia.

Note: NSFR data considers consolidated information for Chile and its subsidiaries and for Colombia and its subsidiaries. In this report, we have changed "Potential Cash Outflows" data included in 3Q19, for "Net Potential Cash Outflows" since 4Q19.

ItaúCorpbanca 49

Management Discussion & Analysis | Risk and Capital Management

Capital

Highlights

- At the end of the first quarter of 2022, our regulatory capital ratio reached 15.50%, a decrease of 72 basis points when compared to the previous quarter.

Minimum Capital Requirement

Our minimum capital requirements are set by the *Comisión para el Mercado Financiero* ("CMF"), which follows the Chilean banking law capital requirements. On January 12, 2019, a new banking law was enacted for purposes of adopting Basel III and replaced the SBIF with CMF, as of June 1, 2019. With this milestone the process of implementing Basel III in Chile started.

During 2020, the CMF issued regulations for several key definitions for the implementation of Basel III, such as the exact capital deductions to be taken from regulatory capital, specific buffer sizes, changes in credit RWA as well as the definitive models for market and operational risks, among other aspects. The regulatory adjustments of the capital base will be applied progressively during a 5-year term, with no deductions applied in 2021.

Currently, our minimum capital requirement is expressed as a ratio of regulatory capital, stated by the referential equity or total capital, composed of Tier I capital and Tier II capital, and the risk-weighted assets, or RWA. Our minimum total capital requirement corresponds to 10.0%.

Itaú Corpbanca targets an optimal capital ratio based on the greater of 120% of the minimum regulatory capital requirement or the average regulatory capital ratio of the three largest private banks in Chile and Colombia.

Solvency Ratios

In Ch$ millions, end of period	1Q22	4Q21
Core capital [1]	3,136,852	3,277,800
(-) Goodwill	(492,512)	(492,512)
(+) Subordinated debt	1,020,943	1,043,327
(+) Additional provisions	139,873	133,323
(+) Minority interest	3,067	74,542
= Regulatory capital (Core capital + Tier II capital)	**3,808,222**	**4,036,481**
Risk-Weighted assets (RWA)	**24,564,421**	**24,880,688**
BIS (Regulatory capital / Risk-weighted assets) [2]	**15.50%**	**16.22%**
Core capital ratio [1] (ex-goodwill)	10.76%	11.19%

Note: **(1)** Core Capital = *Capital básico* according to CMF current definitions aplied from 4Q21; **(2)** BIS Ratio = Regulatory capital / RWA, according to CMF current definitions aplied from 4Q21.

Main changes in the 1Q22

In December 2021, we started the implementation of Basel III. The regulatory adjustments of the capital base will be applied progressively during a 5-year term, without discounts in 2021. On the other hand, risk-weighted assets changed from credit BIS I to credit, market and operational risk under BIS III. This adjustments started in december 2021.

Considering the above, the solvency ratio decrease 72 basis points in the first quarter 2022 compared to the previous quarter, mainly due to the effect of the increase in our investment in Colombia and an decrease in computable subordinated debt. This was partially offset by results of the period, other comprehensive income, an decrease of risk - weighted assets, and the application of the new IFRS accounting standards (Compendio de Normas Contables).


16.22%
-57 bp
-9 bp
20 bp
-26 bp
15.50%
4Q'21
Core Capital (1)
Subordinated Bonds
RWA
Other
1Q'22

ItaúCorpbanca 50

Management Discussion & Analysis Risk and Capital Management

Ownership structure and resource management

The Bank's current ownership structure consists of Itaú Unibanco (56.0%), Familia Saieh (14.0%) and minority shareholders (30.0%). Itaú Unibanco is the sole controlling shareholder of the Bank. In this context, and without prejudice to the foregoing, Itaú Unibanco and the Saieh family through CorpGroup and other companies signed a shareholders' agreement that regulates aspects related to corporate governance, dividends, transfer of shares, liquidity and other matters.

The Bank's statutes, Title VII, establish that it must distribute annually as a cash dividend to its shareholders, at the proposal of the Board of Directors and in proportion to its shares, at least 30% of the net profits of each year. However, no dividend may be distributed if a part of the capital has been lost, while the loss has not been repaired, or in the event that due to the effect of the distribution the Bank infringes any of the patrimonial requirements required by the General Law of Banks. For all purposes of dividend distribution, the Bank will be subject to the terms incorporated in the Transaction Agreement (signed on January 29, 2014), which was approved at the Ordinary Shareholders' Meeting (held on March 11, 2016). More details regarding this https://ir.itau.cl/English/our-company/itau-corpbanca-strategic-alliance/

Under the development exercise of the capital contingency plan, we seek to design a system that allows an efficient response to a capital adequacy event (ESC), in order to safeguard the continuity of the Bank and its subsidiaries, minimize negative effects and protect depositors, creditors and shareholders of Itaú Corpbanca. The capital contingency plan is reviewed and updated annually, in accordance with the preparation of the Bank's capital plan or other possible needs, with the aim of having a plan that allows stabilizing and resolving these situations in the appropriate time, safeguarding compliance with internally defined capital requirements, as well as regulatory requirements.

ItaúCorpbanca 51

Additional Information 03 Management Discussion & Analysis and Complete Balance sheet & income statements

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Management Discussion & Analysis | Additional Information

Our Shares

Itaú Corpbanca capital stock is composed of 973,517,871,202 common shares traded on the Santiago Stock Exchange (**ITAUCORP**) as of March 31, 2022. Shares are also traded as American Depositary Receipts ("ADR") on the New York Stock Exchange (**ITCB**).

Market Capitalization

Ch$1.7 trillion | US$2.2 billion

Sell-side ratings

9 Buy | 2 Hold | 0 Sell

Source: Sell-side reports.

Average daily traded volumes for the 12-month period ended March 31, 2022 (US$ million)


1.96
0.16
2.13
Santiago
NY
Total

Corporate Structure Chart

As of March 31, 2022, our shareholders structure was as follows:


Itaú Unibanco¹
56.0%
Saieh Family²
14.0%
Others
30.0%
Itaú Corpbanca
973,517,871,202 (# total shares)
Others Free Float
Others
1.1%
Sec. Brokerage
14.8%
Local Inst. Investors
6.1%
292 bn
(# shares)
8.0%
ADR's & Foreign Inst. Investors

1– Includes 103,736,846,776 shares owned by ITB Holding Brasil Participações Ltda. that are under custody.

2– Includes 36,000,000 shares owned by Corp Group Banking S.A. that are under custody.

Strengths of our structure

- Itaú Corpbanca is controlled by Itaú Unibanco.
- Itaú Unibanco appoints the majority of the board of directors (8/11).
- Pursuant to the Shareholders Agreement, the directors appointed by Itaú Unibanco and the Saieh Family shall vote together as a single block according to Itaú Unibanco recommendation.

Performance in the Capital Markets

Price and Volume	ITAUCORP (Common shares)	ITCB (ADR)
	Ch$	US$
Closing Price at 03/31/2022	1.75	3.34
Maximum price in the quarter	1.84	3.62
Average price in the quarter	1.70	3.21
Minimum price in the quarter	1.53	2.84
Closing Price at 12/31/2021	1.65	2.95
Closing Price at 03/31/2021	2.76	5.86
Change in 1Q'22	6.19%	13.22%
Change in LTM	-36.59%	-43.00%
Average daily trading volume LTM (million)	1,543.56	0.16
Average daily trading volume in 1Q'22 (million)	1,841.94	0.05

Shareholder Base and Ratios	1Q22	4Q21	1Q21
Number of outstanding shares (million)	973,517.9	973,517.9	512,406.8
Number of outstanding ADRs [1:1500] (million)	6.47	5.48	3.48
Recurring Diluted Earnings per share in the quarter (Ch$)	0.11	0.08	0.19
Accounting Diluted Earnings per share in the quarter (Ch$)	0.11	0.07	0.18
Recurring Diluted Earnings per ADR in the quarter (US$)	0.22	0.15	0.39
Accounting Diluted Earnings per ADR in the quarter (US$)	0.21	0.12	0.37
Book value per share in the quarter (Ch$)	3.22	3.37	4.53
Price* / Earnings (P/E)	4.01	6.05	3.92
Price*/ Tangible Book Value (P/B)	0.54	0.49	0.61

* Closing price on the last trading day of each period.

Dividends

The Itaú CorpGroup Shareholders' Agreement (ShA) provides for the distribution of 100% of the annual **net income net of the necessary reserves to comply with capital ratios defined "Optimal Regulatory Capital" in the ShA** whose terms are part of the "Transaction Agreement" executed on January 29, 2014 (https://s2.q4cdn.com/476556808/files/doc_downloads/strategic_alliance/update/CB_IR_PA_Shareholdersagreements.pdf). The actual amount of dividends will depend on, among other factors, our current level of net income, capital and legal reserve requirements, as well as market conditions. We cannot guarantee the amount or timing of future dividends. For purposes of capital requirements, annual dividends are provisioned at 30%.

Itaú Corpbanca paid its last annual dividend of Ch$0.0856089775/ share in Chile on March 24, 2022. The dividend payout ratio was 30% of 2021 Net Income, equivalent to a dividend yield of 5.41%.

The following table shows dividends per share distributed during the past five years:

Charge to Fiscal Year	Year paid	Net Income (Ch$ mn)¹	% Distributed	Dividend per Share (Ch$)
2017	2018	57,447	40%	0.044844689
2018	2019	172,047	30%	0.100728627
2019	2020	127,065	100%	0.2479770771
2020	2021	(925,479)	0%	0.000000000
2021	2022	277,806	30%	0.0856089775

1- Net Income Attributable to Shareholders (Accounting)

ItaúCorpbanca 54

Management Discussion & Analysis Additional Information
Itaú

Credit Risk Ratings

International Credit Risk Rating

On a global scale, Itaú Corpbanca is rated by two internationally recognized agencies: Moody´s Investors Service ('Moody's') and Standard & Poor´s Global Ratings ('Standard & Poor's' or 'S&P').

Detailed international ratings are presented below:

Moody´s	Rating
Long term Counterparty Risk Rating (CRR)	A2
Long-term foreign currency deposits	A3
Long-term foreign currency debt	A3
Short-term foreign currency deposits	Prime-2
Outlook	Negative

Standard & Poor´s	Rating
Long-term issuer credit rating	BBB+
Senior unsecured bonds	BBB+
Short-term issuer credit rating	A-2
Outlook	Negative

Local Credit Risk Rating

On a national scale, Itaú Corpbanca is rated by Feller Rate Clasificadora de Riesgo Ltda. ('Feller Rate') and by Clasificadora de Riesgo Humphreys Ltda. ('Humphreys').

Detailed local ratings are presented below:

Feller Rate	Rating
Long-term issuer credit rating	AA+
Senior unsecured bonds	AA+
Letter of credit	AA+
Long-term deposits	AA+
Subordinated bonds	AA
Short-term deposits	Nivel 1+
Shares	1ª Clase Nivel 1
Outlook	Stable

Humphreys	Rating
Long-term issuer credit rating	AA
Senior unsecured bonds	AA
Letter of credit	AA
Long-term deposits	AA
Subordinated bonds	AA-
Short-term deposits	Nivel 1+
Shares	1ª Clase Nivel 1
Outlook	Positive

ItaúCorpbanca
55

Management Discussion & Analysis | Additional Information

Our Value Proposition

Segmentation

Based on a segmentation model aimed at optimizing the level of service, satisfaction and profitability per customer, Itaú Corpbanca has focused on the delivery of financial solutions that create value for its customers, recognizing and adapting to new trends and needs, putting a main focus on the **"digital transformation".**


Individuals
By monthly income (Ch$)
Companies
By annual sales (US$)
Itaú Private Bank
Over 8 million and net investments over US$1 million
Itaú Personal Bank
Between 2.5 and 8 million
Itaú
Between 600 thousand and 2.5 million
Condell
Between 200 thousand and 600 thousand
Wholesale Banking
Retail Banking
Corporate Banking
Over 100 million
Large Companies, Real Estate and Construction Banking
Between 8 million and 100 million
Itaú Empresas
Between 1 and 8 million

Wholesale Banking

- **Corporate Banking:** serves legal entities and/or economic groups with annual sales of over US$100 million. This unit is distinguished by the understanding and knowledge of the business of its clients, focusing on serving them with value propositions adapted to their needs, maintaining a constant search for the quality of the services delivered and real concern in the use of Environmental, Social and Governance (ESG) criteria.
- **Large Companies Banking:** its clients correspond to legal entities and/or economic groups with annual billing between US$8 and US$100 million, that do not operate in the real estate or construction industries. It stands out for its national presence from the business center of Santiago to commercial executives in the main cities of the country.
- **Real Estate and Construction Banking:** serves customers who develop and sell real estate, lease commercial, industrial and residential buildings, and construction companies.

Retail Banking

- **Itaú Companies:** its operation focuses on serving legal entities or individuals with annual sales between US$100,000 and US$8 million. It has a service model through the Itaú branch network, with executives specialized in small and medium-sized companies, offering products aimed at addressing the needs of these clients (working capital and investment loans, factoring, leasing, guarantee slips, foreign trade financing, cash management and investment products, such as term deposits and mutual funds).
- **Itaú Private Bank:** its clients are made up of high-income individuals with net investments over US$1 million and their personal businesses.
- **Itaú Personal Bank:** serves individuals with monthly income from Ch$2.5 million in the Metropolitan Region and Antofagasta, and Ch$2.3 million in other parts of Chile, or investments between Ch$70 million and Ch$700 million .
- **Itaú:** corresponds to the commercial segment that serves individuals with monthly income between Ch$600,000 and Ch$2.5 million in the Metropolitan Region and Antofagasta, and Ch$2.3 million in other parts of Chile, or investments under Ch$70 million.
- **Condell:** serves individuals with monthly income between Ch$200,000 and Ch$600,000.

Since the last quarter of 2021, the Bank has begun to work on changes to its segmentation model, to evolve from a model that focuses on size and sector, to one that includes and understands variables of customer behavior, allowing it to increase its customer satisfaction by focusing efforts on new customer needs (see Annual Report 2021 available in https://s2.q4cdn.com/476556808/files/doc_financials/2021/ar/ITCB_Memoria-Integrada-Anual-2021.pdf).

ItaúCorpbanca 56

57 Management Discussion & Analysis Our Value Proposition This unit aims to manage the market and liquidity risks of the Bank, as well as to optimize the funding structure and allocat ion of transfer prices applied to the products managed by the Bank. This unit comprises four areas in charge of developing these objectives: • Distribution Desk, in charge of the distribution of the Bank's financial products to its customers through specialized equipment and chan- nels. • Liquidity, responsible for guaranteeing the liquidity of the Bank that allows it to efficiently fulfill its obligations according to int ern al and external policies and guidelines. • Trading and Market Making, manages the Bank's market risks and provides competitive pricing so the Distribution Desk can distribute treasury products in the various commercial segments. • Asset and Liability Management (ALM), responsible for managing the market risks of the Bank's balance sheet and executing the institu- tion ’ s banking book strategy. The Bank's segmentation model is consolidated through subsidiaries, through which more comprehensive financial solutions are del ivered. These subsidiaries are made up of:  Itaú Corredores de Bolsa Limitada.  Itaú Asesorías Financieras Limitada.  Itaú Corredores de Seguros S.A.  Recaudaciones y Cobranzas Limitada.  Itaú Administradora General de Fondos S.A. Within the framework of this segmentation model, Itaú Corpbanca structures its offering of products and services covering: Treasury Companies • Commercial current accounts • Commercial credit card • Financing (credits, foreign trade, factoring and leasing) • Cash management • Corporate finance • Derivatives Details in Itaú para tu empresa Individuals • Retail current account • Line of credit • Credit cards • Credits (consumer, student portfolio, among others) • Mortgage credit • Investments Details in Itaú para ti Additional Information

Management Discussion & Analysis Additional Information
Itaú

Main Stakeholders

Itaú Corpbanca's activity focuses on the implementation of a transformation plan based on five pillars: "disruption", "customer centricity", "simple and digital ", "innovative organization and culture " and "sustainable results".

Under this framework, decision-making process takes into account social impact and shared values, which is why the Bank actively connects with its stakeholders, strengthening relationships of trust that safeguard its customers, collaborators and therefore the Bank itself.

Stakeholders

Customers, defined as individuals or companies of all sizes that use the Bank's services. Communication and relationship with this interest group is developed through the following channels: physical and digital branches, website, app, social networks, mailing, contact center, NPS surveys, among others.

Suppliers (services, consultants and advisors), with which constant communication is maintained via email, supplier portal, surveys, press releases, among others.

Regulatory authorities, including financial industry and other regulatory entities with which the Bank holds compliance obligations. The Bank maintains communications with regulatory entities via Memos, Regulator email address, Securities and Exchange Commission (SEC) filings, among others.

Employees, includes the employees of the Bank and its subsidiaries. Communication and relations with this group are maintained through the Bank's intranet, internal newsletters, information screens, climate surveys, meetings of team leaders and feedback, among others.

Shareholders/Investors, group of stakeholders with whom the Bank communicates by means of: email, shareholders' meetings, notices to the market, the Bank's investor relations website among others.

Society in general, includes the media and citizens in general (customers and non-customers).

The segmentation model, the value proposition and the strong link with stakeholders serve as a basis for the realization of the strategic objectives defined by the Bank, goals that in quantitative terms and in particular for the year 2022, refer to a growth of loans, with controlled credit risk (between 0.7% and 1.0% of the portfolio) and administrative expenses growing below inflation, objectives that are periodically monitored and analyzed in this quarterly disclosure (page 18 of this report).

ItaúCorpbanca 58

Management Discussion & Analysis | Additional Information
Itaú

Risk management

At Itaú Corpbanca **we are all risk managers**

Financial activities entail exposure to financial, credit, operational, legal and compliance risks, among others; for this reason Itaú Corpbanca has adopted an integrated risk management model, which starts with strengthening the transversal position of the collaborators as risk managers and is enhanced with the activity of Corporate Risk Department, which reports to the Chief Executive Officer and is responsible for carrying out this integral management, so that this becomes a competitive advantage for the Bank.

In this aspect, three lines of defense of the Risk Management Model are defined:

1. 1st Line of Defense: **Business and Support Areas,** responsible for identifying, measuring, assessing and managing the operational risks that can impact the ability to meet strategic and operational objectives.
2. 2nd Line of Defense: **Internal, Compliance and Operational Risk Departments,** responsible for assisting the Business and Support areas in managing operational risks and ensuring processes are in compliance with current regulations (internal and external).
3. 3rd Line of Defense: **Internal Audit,** responsible for regularly and independently evaluating the adequacy of risk management processes and procedures in accordance with Internal Audit Policy and reporting results to the Audit Committee.

Among the challenges arising from the COVID-19 pandemic, the adaptation to remote work, the definitions of financial portability and, in general, the focus on the digital transformation applied by the Bank, has meant working on the strengthening of the Bank's risk management culture, with an emphasis on internal and external cybersecurity evidenced by various cybersecurity initiatives (such as training, communications, promoting good internal practices and customer engagement, among others). In 2022, the management of these risks will continue to be a priority in the Bank's activity.

From the perspective of socio-environmental risks, understanding that climate change can have consequences at physical and systemic levels, which affect the financial system and societies as a whole, in 2019 the Bank signed, together with others actors in the national banking system, the **Green Agreement** promoted by the Chilean Finance Ministry's Green Finance Board, whose objective is to support the commitments that Chile has made in climate matters. During the year 2020, the work focused on the definition of a Roadmap that will define the implementation of the **Green Agreement** that implies, in turn, the development of a Methodological Guide that allows the banking sector to manage the risks and opportunities in this context.

Along similar lines, Itaú Corpbanca had a Socio-Environmental Risk Policy since 2018, which defines the guidelines for the evaluation of financing granted by the bank, from the perspective of social and environmental impacts (see Annual Integrated Report 2021 available at https://s2.q4cdn.com/476556808/files/doc_financials/2021/ar/ITCB_Memoria-Integrada-Anual-2021.pdf).

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60 Management Discussion & Analysis Report of Independent Auditors REPORT OF INDEPENDENT AUDITORS ON SUPPLEMENTARY INFORMATION Santiago, May 11, 2022 To the Shareholders and Directors of Itaú CorpBanca Introduction In connection with our review of the consolidated financial statements of Itaú CorpBanca and its subsidiaries (the “Bank”) as of March 31, 2022 and for the three-month then ended, on which we issued a report without exceptions dated May 10, 2022, we performed a review of the accounting information contained in the supplementary information included in the Management Discussion and Analysis Report of Itaú Corpbanca and its subsidiaries as of March 31, 2022. Scope of the Review We conducted our review in accordance with the International Auditing Standard 720, “The auditor´s responsibility relating to other information in documents containing financial statements”. This standard establishes the procedures to be performed in the engagements of this nature. Those procedures are primarily comprised by: (a) inquiry of, and discussion with, management responsible for the accounting, financial and operational areas of the Bank with regard to the main criteria adopted for the preparation of the accounting information presented in the supplementary information and (b) review of the significant information and of the subsequent events which have, or could have, significant effects on the financial position and the operations of the Bank and its subsidiaries. The supplementary information included in the Management Discussion and Analysis report is presented to allow additional analysis. Notwithstanding, management is responsible for the accounting information contained in the supplementary information included in the Management Discussion and Analysis report and this information should not be considered an integral part of the financial statements, therefore, our conclusion on the consolidated financial statements does not cover such information. Conclusion Based on our review, we are not aware of any material modifications that should be made to the accounting information contained in this supplementary information, in order for it to be adequately presented, in all material respects, in relation to the financial statements as of March 31, 2022 and for the three-month period then ended, taken as a whole, prepared in accordance with the accounting standards and instructions issued by the Commission for the Financial Market.

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CAUTION REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this Report may be considered as forward-looking statements. Forward-looking information is often, but not always, identified by the use of words such as "anticipate", "believe", "expect", "plan", "intend", "forecast", "target", "project", "may", "will", "should", "could", "estimate", "predict" or similar words suggesting future outcomes or language suggesting an outlook. These forward-looking statements include, but are not limited to, statements regarding expected benefits and synergies from the recent merger of Banco Itaú Chile with and into Corpbanca, the integration process of both banks, the expected timing of completion of the transaction, anticipated future financial and operating performance and results, including estimates for growth, as well as risks and benefits of changes in the laws of the countries we operate, including the Tax Reform in Chile.

These statements are based on the current expectations of Itaú Corpbanca' s management. There are risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. For example, (1) problems that may arise in successfully integrating the businesses of Banco Itaú Chile and Corpbanca, which may result in the combined company not operating as effectively and efficiently as expected; (2) the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies; (3) the credit ratings of the combined company or its subsidiaries may be different from what Itaú Corpbanca or its controlling shareholders expect; (4) the business of Itaú Corpbanca may suffer as a result of uncertainty surrounding the merger; (5) the industry may be subject to future regulatory or legislative actions that could adversely affect Itaú Corpbanca; and (6) Itaú Corpbanca may be adversely affected by other economic, business, and/or competitive factors.

Forward-looking statements and information are based on current beliefs as well as assumptions made by and information currently available to Itaú Corpbanca' s management. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved.

We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. More information on potential factors that could affect Itaú Corpbanca' s financial results is included from time to time in the "Risk Factors" section of Itaú Corpbanca' s Annual Report on Form 20-F for the fiscal year ended December 31, 2021, filed with the SEC. Furthermore, any forward-looking statement contained in this Report speaks only as of the date hereof and Itaú Corpbanca does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this Report are expressly qualified by this cautionary statement.

CONTACT INFORMATION:

Gabriel Moura
CEO. Itaú Corpbanca
Santiago. Chile
Phone: (562) 2686-0558
IR@corpbanca.cl

Rodrigo Couto
CFO. Itaú Corpbanca
Santiago. Chile
Phone: (562) 2834-6067
rodrigo.couto@itau.cl

Claudia Labbé
Head of Investor Relations. Itaú Corpbanca
Santiago. Chile
Phone: (562) 2660-1751
claudia.labbe@itau.cl